EXHIBIT 99.5

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

ORION POWER HOLDINGS, INC.,

AS SELLER,

RELIANT ENERGY, INC.

AS SELLER GUARANTOR,

GREAT LAKES POWER INC.,

AS BUYER

AND

BRASCAN CORPORATION,

AS BUYER GUARANTOR

DATED AS OF MAY 18, 2004

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS AND CONSTRUCTION

i

APPENDICES

Appendix I	-	Construction; Definitions

EXHIBITS

Exhibit A	-	Facilities

SCHEDULES

Schedule 3.03(b)	Seller Consents
Schedule 3.03(c)	Seller Governmental Approvals
Schedule 3.04	Capitalization
Schedule 4.02(a)	Company Consents
Schedule 4.03	Capitalization
Schedule 4.04	February 29 Balance Sheets
Schedule 4.05(a)	Certain Company Liabilities
Schedule 4.05(b)	Material Adverse Effect
Schedule 4.06	Litigation
Schedule 4.07	Compliance with Laws
Schedule 4.08	Material Contracts
Schedule 4.09	Taxes
Schedule 4.10(a)	Employee Benefit Plans
Schedule 4.10(c)	Employee Benefit Matters
Schedule 4.12	Environmental Matters
Schedule 4.13	Intellectual Property
Schedule 4.15	Tangible Personal Property
Schedule 4.16	Condemnation Proceedings
Schedule 4.17	Good Operating Practices
Schedule 4.19	Sufficiency
Schedule 4.21	Bank Accounts
Schedule 5.03(c)	Buyer Governmental Approvals
Schedule 6.02	Certain Permitted Actions
Schedule 6.02(b) (iv)	Permitted Capital Expenditures
Schedule 6.05(a)	Support Obligations
Schedule 6.06	Excluded Assets
Schedule 6.07	Terminated Contracts
Schedule 6.13(c)	Affiliate Employees
Schedule 7.01(c)	Company Lien Release Consents

PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement (this “AGREEMENT”) dated as of May 18, 2004 (the “EXECUTION DATE” ) is made and entered into by and between Orion Power Holdings, Inc., a Delaware corporation (“SELLER”), Reliant Energy, Inc., a Delaware corporation (“SELLER GUARANTOR”), Great Lakes Power Inc., an Ontario corporation (“BUYER”), and Brascan Corporation, an Ontario corporation (“BUYER GUARANTOR”).

RECITALS

     Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, 100% of the equity interests in Orion Power New York GP II, Inc., a Delaware corporation (“OPNY GP II”), Erie Boulevard Hydropower, L.P., a Delaware limited partnership (“ERIE”), Carr Street Generating Station, L.P., a Delaware limited partnership (“CARR STREET”), Orion Power Operating Services Coldwater, Inc., a Delaware corporation (“OPOS COLDWATER”), and Orion Power Operating Services Carr Street, Inc. , a Delaware corporation (“OPOS CARR Street”), which are direct and indirect subsidiaries of Seller and which own and operate the power plants listed on Exhibit A (the “FACILITIES”).

     OPNY GP II is owned by Seller. Erie and Carr Street are owned by Orion Power New York, L.P., a Delaware limited partnership (“OPNY LP”), and Orion Power New York GP, Inc., a Delaware corporation (“OPNY GP”) . OPNY LP is owned by Orion Power New York LP, LLC, a Delaware limited liability company (“OPNY LLC”), and OPNY GP. OPNY LLC and OPNY GP are owned by Orion Power Capital, LLC, a Delaware limited liability company (“ORION POWER CAPITAL”). Orion Power Capital is owned by Seller.

     OPOS Coldwater and OPOS Carr Street are owned by Orion Power Operating Services, Inc., a Delaware corporation (“OPOS PARENT”). OPOS Parent is owned by Seller.

STATEMENT OF AGREEMENT

     Now, therefore, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

     Section 1.01 Definitions and Construction. Capitalized terms used in this Agreement and rules of construction to apply to this Agreement are set forth in Appendix I.

ARTICLE II

PURCHASE AND SALE AND CLOSING

     Section 2.01 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell or cause to be sold to Buyer, the following equity interests (the “COMPANY INTERESTS”): (i) 100% of the general and limited partnership interests in Erie, (ii) 100% of the general and limited partnership interests in Carr Street, (iii) in the event the OPNY Corporate Reorganization is not completed prior to the Closing Date, 100% of the capital stock of OPNY GP II, (iv) in the event the OPOS Corporate Reorganization is not completed prior to the Closing Date, 100% of the capital stock of OPOS Coldwater, and (v) in the event the OPOS Corporate Reorganization is not completed prior to the Closing Date, 100% of the capital stock of OPOS Carr Street.

     Section 2.02 Purchase Price.

     (a) The purchase price to be paid by Buyer to Seller for the Company Interests is Nine Hundred Million U.S. Dollars ($900,000,000) (the “BASE PURCHASE PRICE”), as adjusted pursuant to Section 2.02(b) and Section 2.02(c).

     (b) The Base Purchase Price shall be increased by an amount equal to the sum of the following amounts:

     (i) an amount equal to the sum of the Federal, state, city and other income and franchise Taxes that would be payable with respect to (A) the net income and gain of OPOS Coldwater, (B) the net income and gain of OPOS Carr Street, (C) the net income and gain of OPNY GP II, (D) the net income and gain of Erie allocable to Seller and its Affiliates, and (E) the net income and gain of Carr Street allocable to Seller and its Affiliates, in each case for the period from February 29, 2004 through the Closing Date assuming that (x) such Taxes are imposed on such net income and gain at an aggregate rate equal to 39.9%, and (y) the relevant taxpayers realize no other Tax Items, and have no other Tax attributes that can be taken into account, for such period; provided that the term “income and gain” shall not include (1) any income or gain incurred by any of the Companies as a result of the transactions contemplated by this Agreement (including any of the OPNY Corporate Reorganization or OPOS Corporate Reorganization or the transactions contemplated by Section 6.06 or Section 7.02(d)) or (2) any income or gain in connection with the cancellation of Intercompany Payables or Intercompany Receivables; and

     (ii) if on a date (the “INTEREST START DATE”) that is 90 days or more after the Execution Date, all other conditions to the Closing have been satisfied or are then capable of being satisfied and the sole reason that the Closing has not occurred is that the condition set forth in Section 7.01(b)(ii) has not been satisfied, simple interest on the Base Purchase Price calculated from and including the Interest Start Date through and excluding the Closing Date at the Interest Rate.

     (c) If the Intercompany Adjustment Amount is negative, then the Base Purchase Price shall be decreased by the absolute value of the Intercompany Adjustment Amount. If the Intercompany Adjustment Amount is positive, then the Base Purchase Price shall be increased by the Intercompany Adjustment Amount. Following such adjustments, all Intercompany Payables and Intercompany Receivables outstanding as of the Closing shall be deemed to be cancelled immediately prior to the Closing.

     Section 2.03 Closing. The closing of the transactions contemplated by this Agreement (the “CLOSING”) shall take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002 at 10:00 A.M. local time, on the third Business Day after the conditions to the Closing set forth in Article VII (other than actions to be taken or items to be delivered at the Closing) have been satisfied or waived by the applicable Party or Parties, or on such other date and at such other time and place as the Parties mutually agree in writing. All actions listed in Section 2.04 or Section 2.05 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. Subject to the provisions of Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date determined pursuant to this Section 2.03 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

     Section 2.04 Closing Deliveries by Seller to Buyer. At the Closing, Seller shall deliver, or shall cause to be delivered, to Buyer the following:

     (a) Assignments of Partnership Interests in a form reasonably acceptable to Buyer and Seller for Erie and Carr Street;

     (b) in the event the OPNY Corporate Reorganization is not completed prior to the Closing Date, a stock certificate, with a valid stock power executed in blank, for 100 shares of common stock of OPNY GP II; and in the event the OPOS Corporate Reorganization is not completed prior to the Closing Date, stock certificates, with valid stock powers executed in blank for 100 shares of common stock of OPOS Coldwater and 100 shares of common stock of OPOS Carr Street;

     (c) the certificate described in Section 7.02(c);

     (d) the written resignations of each of the directors or other managers of the Companies;

     (e) certificates of good standing as of a recent date with respect to each Company issued by the Secretary of State of its jurisdiction of organization, and for each state in which such Company is qualified to do business as a foreign entity;

     (f) an affidavit of non-foreign status as set forth in Treasury Regulation Section 1.1445-2(b) for each of the Seller Entities, as applicable; and

     (g) mutual releases, in form and substance reasonably acceptable to Buyer, between Seller and the Non-Company Affiliates, on the one hand, and the Companies, on the other hand, of any and all obligations to each other under any Contracts between or among such parties.

     Section 2.05 Closing Deliveries by Buyer to Seller. At the Closing, Buyer shall deliver to Seller the following:

     (a) a wire transfer of immediately available funds (to such account as Seller shall have notified Buyer of at least two Business Days prior to the Closing Date) in an amount equal to the Base Purchase Price as adjusted pursuant to Section 2.02(b) and Section 2.02(c), as estimated in good faith by Seller (the “ESTIMATED PURCHASE PRICE”). Seller shall deliver a calculation of the Estimated Purchase Price in writing to Buyer at least two Business Days prior to the Closing Date and shall attach to the calculation of the Estimated Purchase Price a schedule showing the estimated adjustments to the Base Purchase Price pursuant to Section 2.02 (b) and Section 2.02(c); and

     (b) the certificate described in Section 7.03(c).

     Section 2.06 Post-Closing Adjustment.

     (a) As soon as practicable after the Closing, but no later than 60 days after the Closing Date, Seller shall determine the actual adjustments to the Base Purchase Price pursuant to Section 2.02(b) and Section 2.02(c) as of the Closing Date. Seller and Buyer shall cooperate and provide each other access to their respective books and records (and those of the Companies) as are reasonably requested in connection with the matters addressed in this Section 2.06. Seller shall provide Buyer with written notice of such determinations, along with reasonable supporting information (the “SELLER’S POST-CLOSING ESTIMATE”).

     (b) If Buyer objects to any determinations set forth in the Seller’s Post-Closing Estimate, then it shall provide Seller written notice thereof within 20 Business Days after receiving the Seller’s Post-Closing Estimate. If the Parties are unable to agree on the disputed amounts as of the Closing Date within 120 days after the Closing Date, the Parties shall refer such dispute to an internationally recognized accounting firm that is not the principal accounting firm of either Buyer or Seller, mutually acceptable to Buyer and Seller, which firm shall make a final and binding determination as to all such matters in dispute (and only such matters) on a timely basis and promptly shall notify the Parties in writing of its resolution. Such firm shall not have the power to modify or amend any term or provision of this Agreement. Each Party shall bear and pay one-half of the fees and other costs charged by such accounting firm.

     (c) If the Base Purchase Price adjusted using such actual values (as agreed or determined by the above-referenced accounting firm) (the “FINAL PURCHASE PRICE”) is greater than the Estimated Purchase Price, then Buyer shall pay Seller within 10 Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, the difference between the Final Purchase Price and the Estimated Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. If the Final Purchase Price is less than the Estimated Purchase Price, then Seller shall pay Buyer within 10 Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, the difference between the Estimated Purchase Price and the Final Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment. In each case, the recipient Party shall designate the account to which such payment is to be made at least two Business Days prior to the date such payment is due.

     Section 2.07 Allocation of Purchase Price. Seller and Buyer agree to work in good faith to agree upon an allocation of the Estimated Purchase Price among the assets of Erie and Carr Street and among the assets of each successor to OPNY GP II, OPOS Coldwater or OPOS Carr Street, following any of the OPNY Corporate Reorganization or the OPOS Corporate Reorganization, in accordance with applicable Treasury Regulations, within 30 days after the signing of this Agreement (the “ESTIMATED PURCHASE PRICE ALLOCATION”). Not later than 30 days after the determination of the Final Purchase Price, Seller and Buyer shall further agree upon the allocation of any adjustments resulting from such determination, with such adjustments to be made in a manner consistent with the Estimated Purchase Price Allocation and in accordance with applicable Treasury Regulations (as adjusted, the “FINAL PURCHASE PRICE ALLOCATION”). Buyer and Seller shall work in good faith to resolve any disagreements regarding the Estimated Purchase Price Allocation and the Final Purchase Price Allocation. If the Parties fail to agree within such respective 30-day periods upon either the Estimated Purchase Price Allocation or the Final Purchase Price Allocation, such dispute shall be resolved by an independent accounting firm mutually acceptable to Buyer and Seller, and the decision of such independent accounting firm shall be final and binding on the Parties. The fees and expenses of such accounting firm shall be borne equally by Seller, on the one hand, and Buyer, on the other hand. Seller and Buyer shall each prepare and timely file IRS Form 8594 “Asset Acquisition Statement Under Section 1060” and any other statements or forms prescribed under federal, state, local or foreign Tax Law (including any exhibits thereto) to report the Final Purchase Price Allocation. The Parties agree that they shall not, and shall not permit their Affiliates (including the Companies) to, take a position on any Tax Return or for any Tax purpose (including for purposes of assigning values to the Purchased Assets in connection with an election under Section 754 of the Code) that is inconsistent with the Final Purchase Price Allocation. Each of Seller and Buyer agrees to provide the other promptly with any information required to complete Form 8594 and any other Tax forms prescribed under applicable federal, state, local or foreign Tax Law to report the Final Purchase Price Allocation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER ENTITIES

     Seller hereby represents and warrants to Buyer that, except as set forth in Seller’s Disclosure Schedule:

     Section 3.01 Organization and Qualification. Each of the Seller Entities (other than OPNY LP) is a corporation, duly formed, validly existing and in good standing under the Laws of Delaware. OPNY LP is a limited partnership, duly formed, validly existing and in good standing under the Laws of Delaware. Each of the Seller Entities is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, in the aggregate, reasonably be expected to result in a material adverse effect on Seller’s ability to perform its obligations hereunder.

     Section 3.02 Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

     Section 3.03 No Conflicts; Consents and Approvals. The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement will not:

     (a) assuming the Seller Consents have been obtained, conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of any of the Seller Entities;

     (b) assuming all consents set forth on Schedule 3.03(b) (collectively, the “SELLER CONSENTS”) have been obtained, violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which any Seller Entity is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, reasonably be expected to result in a material adverse effect on Seller’s ability to perform its obligations hereunder; and

     (c) assuming all required filings, approvals, consents, authorizations and notices set forth on Schedule 3.03(c) (collectively, the “SELLER GOVERNMENTAL APPROVALS”) have been made, obtained or given, (i) conflict with, violate or breach any material term or provision of any Law or writ, judgment, order or decree applicable to the Seller Entities or (ii) require the material consent or approval of any Governmental Authority under any applicable Law.

     Section 3.04 Capitalization. Seller directly or indirectly owns 100% of the Company Interests. The capitalization and ownership of the Companies are set forth on Schedule 3.04. Except as set forth on Schedule 3.04, each owner of the Company Interests as indicated on Schedule 3.04 owns such Company Interests directly and free and clear of all Liens, restrictions on transfer or other encumbrances other than those arising pursuant to this Agreement or applicable securities laws and, in the case of Erie, its limited partnership agreement and, in the case of Carr Street, its limited partnership agreement. Without limiting the generality of the foregoing, none of the Company Interests are subject to any voting trust, shareholder agreement or voting agreement.

     Section 3.05 Legal Proceedings. None of the Seller Entities has been served with written notice of any Claim, and to Seller’s Knowledge none is threatened against any of the Seller Entities, which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

     Section 3.06 Brokers. None of the Seller Entities has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer or the Companies could become liable or obligated.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

     Seller hereby represents and warrants to Buyer that, except as set forth in Seller’s Disclosure Schedule:

     Section 4.01 Organization and Qualification. Each of Erie and Carr Street is a limited partnership duly formed and validly existing under the laws of the State of Delaware, and each of OPNY GP II, OPOS Coldwater and OPOS Carr Street is a corporation duly organized and validly existing under the laws of the State of Delaware. If the OPNY Corporate Reorganization occurs, the successor to OPNY GP II will be a limited liability company validly existing under the laws of the State of Delaware. If the OPOS Corporate Reorganization occurs, each of the successors to OPOS Coldwater and OPOS Carr Street will be a limited liability company validly existing under the laws of the State of Delaware. Each Company has the requisite partnership, corporate or company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein. Each Company is qualified to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. True, accurate and complete copies of each Company’s Charter Documents, in each case as amended and in effect on the Execution Date, have previously been delivered or made available to Buyer.

     Section 4.02 No Conflicts; Consents and Approvals. The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

     (a) assuming the consents set forth on Schedule 4.02(a) (the “COMPANY CONSENTS”) have been obtained, conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of any Company;

     (b) assuming the Company Consents have been obtained, be in material violation of or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract; and

     (c) assuming all the Seller Governmental Approvals have been made, obtained or given, (i) conflict with or result in a violation or breach of any material term or provision of any Law or writ, judgment, order or decree applicable to any Company or any of the Purchased Assets or (ii) require the material consent or approval of any Governmental Authority under any applicable Law.

     Section 4.03 Capitalization; Subsidiaries. Except as disclosed on Schedule 4.03 and except with respect to the OPNY Corporate Reorganization and the OPOS Corporate Reorganization, no Company is a party to any written or oral agreement, and no Company has granted to any Person any option or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any unissued interests, units or other securities (including convertible securities, warrants or convertible obligations of any nature) of any Company. Subject to the OPNY Corporate Reorganization and the OPOS Corporate Reorganization, none of the Companies has subsidiaries or owns equity interests in any Person. The Company Interests constitute all of the equity interests in the Companies.

     Section 4.04 Financial Statements. Seller has previously furnished or made available to Buyer copies of the following for OPNY LP and its subsidiaries: the audited consolidated balance sheets at December 31, 2002 and 2003 and the audited consolidated statements of operations, partners’ capital and comprehensive income (loss) and cash flows for the periods from January 1, 2002 to February 19, 2002 and February 20, 2002 to December 31, 2002 and for the year ending December 31, 2003, and the related notes and supplemental information, and all of such financial statements fairly present, in all material respects and in accordance with GAAP, the consolidated financial position, the results of operations and cash flows, as the case may be, of the entities covered thereby, at the dates and for the periods indicated. Attached as Schedule 4.04 are copies of the following for each of the Companies: the unaudited balance sheet at February 29, 2004 (collectively, the “FEBRUARY 29 BALANCE SHEETS”) and the unaudited statement of operations for the period January 1, 2004 through February 29, 2004, and all of such financial statements fairly present, in all material respects and in accordance with GAAP, the financial position and the results of operations, as the case may be, of the entities covered thereby, at the dates and for the periods indicated, except for the allocation of corporate support and general and administrative expenses and the allocation of goodwill and its related accounting in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” and except for the absence of footnote disclosure.

     Section 4.05 Absence of Undisclosed Liabilities; Absence of Certain Developments.

     (a) Except as recorded in the February 29 Balance Sheets or as disclosed in Schedule 4.05(a), except for liabilities incurred in the ordinary course of business since February 29, 2004 and except as will be repaid or extinguished on or prior to the Closing pursuant to Section 6.08, the Companies do not have aggregate liability in excess of $1,000,000, without duplication, that would be required to be recorded as of the date of this Agreement in the unaudited balance sheets of the Companies prepared in accordance with GAAP, excluding (i) liabilities under the Terminated Contracts or the Material Contracts, (ii) liabilities under this Agreement, (iii) liabilities under the Company Permits, and (iv) liabilities incurred after the date of this Agreement in accordance with the provisions contained in Article VI.

     (b) Since February 29, 2004, except as disclosed in Schedule 4.05(b) and except for liabilities incurred in the ordinary course of business, there has not occurred (i) any circumstance, development or event or series of such occurrences that, in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (ii) any loss or interference with the business of any Company from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or action, order or decree of any Governmental Authority that, in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or (iii) any change by any Company in financial accounting principles, practices or methods, except as required by GAAP or by a Change of Law that, in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

     Section 4.06 Litigation. Except as disclosed on Schedule 4.06, there is no material litigation pending, or, to Seller’s Knowledge, overtly threatened, against any Company before any Governmental Authority or any arbitrator. No Company is subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement.

     Section 4.07 Compliance with Laws. Except as disclosed on Schedule 4.07, no Company is in violation of or has been given written notice of any violation of, any Law, except for violations that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed on Schedule 4.07, no investigation or review relating to any Company by any Governmental Authority is pending or, to Seller’s Knowledge, threatened, other than, in each case, those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed on Schedule 4.07, no Company is in violation of the terms of any permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals from Governmental Authorities used by such Company to conduct its business as presently conducted (collectively, the “COMPANY PERMITS”), except for violations which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 4.08 Contracts.

     (a) Excluding Contracts with respect to which no Company and none of the Purchased Assets will be bound or have liability after the Closing and excluding the Terminated Contracts and any Benefit Plans, Schedule 4.08 sets forth a list as of the date of this Agreement of the following Contracts to which any Company is a party or by which the Purchased Assets may be bound (collectively, the “MATERIAL CONTRACTS”):

     (i) Contracts for the future purchase, exchange or sale of gas or fuel oil;

     (ii) Contracts for the future purchase, exchange or sale of electric power or ancillary services;

     (iii) Contracts for the future transportation of gas or fuel oil;

     (iv) Contracts for the future transmission of electric power;

     (v) interconnection Contracts;

     (vi) other than Contracts of the nature addressed by Section 4.08(a) (i) - (iv) , Contracts (A) for the sale of any asset of a Company or (B) that grant a right or option to purchase any asset of a Company, other than in each case Contracts entered into in the ordinary course of business consistent with past practices relating to assets with a value of less than $250,000 individually or $1,000,000 in the aggregate;

     (vii) other than Contracts of the nature addressed by Section 4.08(a) (i) - (iv) , Contracts for the future provision of goods or services requiring payments in excess of $500,000 for each individual Contract;

     (viii) Contracts under which a Company has created, incurred, assumed or guaranteed any outstanding indebtedness for borrowed money or any capitalized lease obligation, or under which such Company has imposed a security interest on any of its assets, tangible or intangible, which security interest secures outstanding indebtedness for borrowed money;

     (ix) outstanding agreements of guaranty, surety or indemnification, direct or indirect, by a Company, or by Seller or any Non-Company Affiliate for the benefit of a Company;

     (x) Contracts with Seller or any Non-Company Affiliate or any current or former director or officer thereof;

     (xi) employment Contracts providing annual compensation in excess of $150,000 and which are not cancelable by a Company on notice of 90 days or less;

     (xii) outstanding futures, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including electric power, gas or securities;

     (xiii) Contracts that purport to limit a Company’s freedom to compete in any line of business or in any geographic area;

     (xiv) partnership, joint venture or limited liability company agreements;

     (xv) Contracts conveying, granting, leasing or assigning an interest in real property to a Company;

     (xvi) Contracts for leases of personal property involving annual payments in excess of $500,000 (the “PERSONAL PROPERTY LEASES”);

     (xvii) Contracts relating to the acquisition by a Company of any operating business or the capital stock of any other Person;

     (xviii) Contracts providing for severance, retention, change in control or other similar payments; and

     (xix) Contracts that are otherwise material to the Companies.

     (b) Seller has provided Buyer with, or access to, true and complete copies of all Material Contracts.

     (c) No Company is in default, and, to Seller’s Knowledge, no other party is in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, would result in such a default under any Contract to which any Company is a party or by which any of them is bound or to which any of the Purchased Assets is subject, other than as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (d) To Seller’s Knowledge, each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Companies party thereto, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), other than as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 4.09 Taxes. Except as disclosed on Schedule 4.09:

     (a) (i) All material Tax Returns required to be filed by or with respect to the Companies and the Purchased Assets (or any affiliated, consolidated, combined or unitary group of which any Company is or was a member) have been duly and timely filed with the appropriate Taxing Authorities, (ii) all such Tax Returns are true, correct and complete in all material respects; provided, however, that the representation made by Seller in this clause (ii) shall not be construed as a representation or warranty by Seller as to (A) the basis of any of the assets of the Companies, or (B) the amount or availability after the Closing Date of any net operating losses, net capital losses, tax credits, or other tax attributes of the Companies, and (iii) all material Taxes payable by or with respect to the Companies and the Purchased Assets (or any affiliated, consolidated, combined or unitary group of which any Company is or was a member) have been fully and timely paid.

     (b) There are no liens for Taxes upon any property or asset of any Company, except for Permitted Exceptions. There are not pending or threatened in writing any Tax audits or examinations of or with respect to the Companies or the Purchased Assets, and there are no written notices of deficiency, proposed deficiency or assessment from the Internal Revenue Service (“IRS”) or any other Taxing Authority with respect to Taxes of or relating to any Company or the Purchased Assets. All material deficiencies asserted or assessments made for Taxes due with respect to the Companies and the Purchased Assets as a result of any completed and settled examinations or any concluded litigation have been fully paid. No claim has been made in writing by a Taxing Authority in a jurisdiction where Tax Returns of or with respect to the Companies or the Purchased Assets are not filed such that any Company or Affiliate of any Company is or may be subject to taxation by that jurisdiction.

     (c) Each of Erie and Carr Street is, and during its entire existence has been, a partnership for federal, state and local income tax purposes. Following the OPNY Corporate Reorganization, the successor to OPNY GP II is, and during its entire existence has been, a “disregarded entity” for federal, state and local income tax purposes. Following the OPOS Corporate Reorganization, each successor to each of OPOS Coldwater and OPOS Carr Street is, and during its entire existence has been, a “disregarded entity” for federal, state and local income tax purposes.

     (d) The Companies have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be withheld and paid over for all periods under all applicable Laws.

     (e) The Buyer has received complete copies of (i) the Tax Returns set forth on Schedule 4.09(e) and (ii) any audit report issued in the last three years relating to the Companies or the Purchased Assets. None of the material Tax Returns filed by or with respect to the Companies or the Purchased Assets have been audited by the relevant Taxing Authorities.

     (f) No property owned by any Company is (i) property required to be treated as being owned by another person pursuant to the provisions of Section 168 (f) (8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h) (1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) subject to Section 168 (g) (1) (A) of the Code, (v) “limited use property” within the meaning of Rev. Proc. 2001-28, or (vi) property financed by the proceeds of an “industrial development bond” within the meaning of Section 103(b) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1976.

     (g) None of the Seller Entities is a foreign person within the meaning of Section 1445 of the Code.

     (h) None of the Companies is a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

     (i) In connection with the consummation of the transactions contemplated by this Agreement, there is no Contract, agreement, plan or arrangement covering any person who is or was an employee or independent contractor with respect to a Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Buyer or its Affiliates (including the Companies) by reason of Section 280G of the Code or that would give rise to Tax pursuant to Section 4999 of the Code.

     (j) None of the Companies has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes or has any liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 or any similar provision of Law, other than a group of which Seller Guarantor (or an Affiliate thereof) is the common parent.

     (k) No power of attorney with respect to any Tax matter is currently in force with respect to any Company or the Purchased Assets that would in any manner bind, obligate or restrict Buyer or its Affiliates (including any Company).

     (l) To Seller’s Knowledge, for federal, state and local income Tax purposes (including for the purpose of taking all applicable depreciation deductions and investment tax credits), the Companies are the owners of the Purchased Assets (including any property that is subject to any lease). The Companies have filed all Tax Returns consistent with their being treated as the owners of the Purchased Assets for such Tax purposes. No Taxing Authority has raised any challenge or other inquiry regarding such ownership with respect to any such Tax Return.

     (m) All federal, state and local income or franchise Tax Returns filed by or with respect to the Companies or the Purchased Assets since January 1, 2002 have been filed on a consolidated or combined basis with Seller Guarantor, or an Affiliate thereof, as the common parent.

     Section 4.10 Employee Benefit Plans; ERISA.

     (a) Schedule 4.10(a) sets forth a true, correct and complete list, as of the Execution Date, of (i) the Company Plans and (ii) all Seller Plans sponsored, maintained or contributed to by a Company. On or before the Execution Date, Seller has made available to Buyer copies of each of the following: (A) with respect to the Company Plans, to the extent applicable: (i) the most recent annual report (Form 5500) filed with the Employee Benefits Security Administration, (ii) the plan document and related trust agreement, and all amendments thereto, (iii) the most recent summary plan description if required by ERISA, (iv) the most recent actuarial report or valuation that is required to be prepared under applicable Laws, (v) the most recent determination letter, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code, and (vi) a written description of any non-written Company Plan; and (B) with respect to a Seller Plan sponsored, maintained or contributed to by a Company, to the extent applicable: (i) the plan document and all amendments thereto, (ii) the most recent determination letter, if any, issued by the IRS with respect to any such Seller Plan intended to be qualified under Section 401(a) of the Code, (iii) the most recent summary plan description if required by ERISA, and (iv) a written description of any such non-written Seller Plan. None of the Company Plans and none of the Seller Plans sponsored, maintained or contributed to by a Company is described in Section 4(b) (4) of ERISA. No Company contributes to, has an obligation to contribute to, or otherwise has any obligation or liability (contingent or otherwise) with respect to a multiemployer plan (within the meaning of Section 3(37) of ERISA).

     (b) With respect to any “employee benefit plan, “ within the meaning of Section 3(3) of ERISA, that is a Seller Plan (i) no withdrawal liability, with in the meaning of Section 4201 of ERISA, has been incurred by Seller or by any trade or business, whether or not incorporated, that together with Seller would be a “single employer” within the meaning of Section 4001(b) of ERISA (a “COMMONLY CONTROLLED ENTITY”), which withdrawal liability has not been satisfied, (ii) no liability to the Pension Benefit Guaranty Corporation (the “PBGC”) has been incurred by Seller or by any Commonly Controlled Entity, which liability has not been satisfied (other than with respect to the payment of premiums that are not past due), (iii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code currently exists, and (iv) all contributions (including installments) to such plan required of Seller or any Commonly Controlled Entity by Section 302 of ERISA and Section 412 of the Code have been made.

     (c) Except as otherwise set forth in Schedule 4.10(c) and for matters which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect:

   (i) Each Company Plan has been operated and maintained in accordance with its terms and all provisions of applicable Law. With respect to each Company Plan, the Companies and their Affiliates have performed all obligations, whether arising by operation of Law or by Contract, required to be performed by them, and no event has occurred and, to the Knowledge of Seller, there exists no condition or set of circumstances in connection with which the Companies could be subject to any liability for failure to operate and administer such Company Plan in accordance with its terms or any applicable Laws. All amendments required to bring each Company Plan into conformity with all of the applicable provisions of ERISA and other applicable Laws have been made except to the extent such amendments are not required by Law to be made until a date after the Closing Date and are disclosed on Schedule 4.10(c);

   (ii) Each of the Company Plans and Seller Plans intended to be qualified under Section 401(a) of the Code (A) so qualifies and satisfies in form and in operation the requirements of such Section except to the extent amendments are not required by applicable Laws to be made until a date after the Closing Date, (B) has received or applied for a favorable determination letter from the IRS regarding such qualified status, and (C) has not been operated in a way that would adversely affect its qualified status;

   (iii) As to any Company Plan subject to Title IV of ERISA, (A) there has been no event or condition which presents a risk of termination of the Company Plan, (B) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code currently exists, (C) no reportable event within the meaning of Section 4043 of ERISA (for which the disclosure requirements set forth in applicable regulations promulgated by the PBGC have not been waived) has occurred, (D) no notice of intent to terminate the Company Plan has been given under Section 4041 of ERISA, (E) no proceeding has been instituted under Section 4042 of ERISA to terminate the Company Plan, and (F) no liability to the PBGC has been incurred (other than with respect to the payment of premiums that are not past due);

   (iv) None of the Companies, Seller, any Commonly Controlled Entity or any organization which is a success or corporation or parent corporation thereto, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Section 4069(a) of ERISA;

   (v) Each of the Company, Seller and Commonly Controlled Entity which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of COBRA and the regulations thereunder;

   (vi) There are no Claims pending with respect to any Company Plan, its assets, any Company, or the plan administrator or any fiduciary of any Company Plan with respect to the operation of such plan (other than routine claims for benefits) , there is no matter pending with respect to any Company Plan before any Governmental Authority (other than routine qualification determination filings), and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis of any such Claim or matter; and

   (vii) All contributions and premiums required to be made to any Company Plan pursuant to its terms and the provisions of any applicable Laws have been timely made.

     (d) Except as provided in Section 6.13 and except for matters that will not result in any increased liability of any Company, in connection with the consummation of the transactions contemplated by this Agreement, whether alone or in combination with some other action or event, (i) no payment of money or other property, or increase in the amount of compensation, will become due to any current or former employee of any Company, (ii) no benefits otherwise payable under any Company Plan or Seller Plan will increase, and (iii) no acceleration of the time of payment or vesting of any such compensation or benefits will result.

     Section 4.11 Labor Agreements and Controversies. Except for the Collective Bargaining Contract, no Company is a party to, or is bound by, the terms of any collective bargaining agreement or any other Contract with any labor union or representative of employees. Seller has provided Buyer with, or access to, a true and complete copy of the Collective Bargaining Contract. There is no material litigation pending or, to Seller’s Knowledge, overtly threatened between a Company and any representatives (including unions and any bargaining unit) of any of its employees. To Seller’s Knowledge, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Companies.

     Section 4.12 Environmental Matters. Except as disclosed on Schedule 4.12 and except as would not reasonably be expected to have a Material Adverse Effect: (a) each Company and Facility is in compliance with all applicable Environmental Laws, (b) no Company has received any written notice, demand or request for information from any Governmental Authority indicating that it or any of the Facilities may be in violation of, or liable under, any Environmental Law, (c) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or, to Seller’s Knowledge, threatened against any Company relating to any violation, or alleged violation, of any Environmental Law, (d) to Seller’s Knowledge, no Company has disposed of, released or transported, or arranged for the disposal, release, or transportation of, any Hazardous Substance in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law, (e) no Company is subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law and (f) Seller has made available to Buyer copies of all environmental assessments involving each Company and Facility that have been prepared by third parties and that are in the possession or control of Seller or any Company. Not withstanding any other provision of this Agreement to the contrary, this section contains the sole and exclusive representations and warranties of Seller with regard to environmental matters.

     Section 4.13 Intellectual Property. Except as would not be material, (a) except for the Seller Marks and except as disclosed on Schedule 4.15, each Company owns, or otherwise has the right to use the Intellectual Property used in or necessary for the conduct of such Company’s business as it is currently conducted, (b) to Seller’s Knowledge, the use of Intellectual Property by each Company does not infringe on or otherwise violate the rights of any third party, and is in accordance with the applicable license pursuant to which such Company acquired the right to use such Intellectual Property, (c) to Seller’s Knowledge, no third party is challenging, infringing on or otherwise violating any right of any Company with respect to any Intellectual Property, (d) except as set forth on Schedule 4.13, no Company has granted, or is obligated to grant, any license, sub-license, or assignment of any Intellectual Property, (e) no Company has received any notice from any third party regarding a pending Claim with respect to any Intellectual Property used in or necessary for the conduct of such Company’s business as it is currently conducted, and (f) to Seller’s Knowledge, no Intellectual Property is being used or enforced by any Company in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in or necessary for the conduct of such Company’s business as it is currently conducted.

     Section 4.14 PUHCA; Regulation as Utility.

     (a) No Company is (i) subject to regulation as a “public-utility company,” a “holding company,” or a “subsidiary company” or “affiliate” of a “public-utility company,” or a “holding company” within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (ii) currently regulated pursuant to any state law or regulation with respect to the rates charged for sales of electricity, but Erie and Carr Street are subject to state law or regulation with respect to the financial and organizational regulation of electric utilities.

     (b) Each of Erie, Carr Street and OPNY GP II meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     (c) Each of Erie, Carr Street and OPNY GP II has on file with FERC effective rate schedules in compliance with the Federal Power Act, as amended.

     Section 4.15 Tangible Personal Property. Except as set forth on Schedule 4.15, the Companies own or have the right to use, or prior to the Closing will own or have the right to use, all of the material tangible personal property that Seller and its Affiliates own or have the right to use that is primarily used to operate the business of the Companies. Except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, the Companies have valid title to all of the items of tangible personal property included in the Purchased Assets, free and clear of any and all Liens, other than Permitted Exceptions.

     Section 4.16 Real Property.

     (a) Seller has delivered or otherwise made available to the Buyer true, correct and complete copies of all existing title policies, title reports and surveys for the Facilities in the possession of Seller.

     (b) To Seller’s Knowledge, other than Permitted Encumbrances and Company Liens, there are no material defects in or material encumbrances on title to the Purchased Assets. The consents, waivers and approvals listed on Schedule 7.01(c) are all of the consents, waivers and approvals that are necessary to release the Company Liens.

     (c) Except as set forth on Schedule 4.16 there does not exist any actual or, to the Knowledge of the Seller, threatened or contemplated condemnation or eminent domain proceedings that affect any Facility or any part thereof, and neither the Seller nor the Companies have received any written notice of the intention of any federal or state governmental authority to take or use all or any part thereof.

     Section 4.17 Good Operating Practices. Except as set forth on Schedule 4.17, to Seller’s Knowledge, (a) since September 20, 2002, the Facilities owned by OPNY GP II and (b) since February 19, 2002, the Facilities owned by Erie and Carr Street have been operated in accordance with Good Operating Practices, except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 4.18 Corporate Records.

     (a) Seller has delivered to Buyer true, correct and complete copies of the certificates of incorporation (each certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and bylaws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Companies.

     (b) In all material respects, since February 19, 2002, (i) the minute books of the Companies previously made available to Buyer contain true, correct and complete records of all meetings and accurately reflect all other action of the stockholders and board of directors (including committees thereof) (or comparable constituencies) of the Companies and (ii) the stock certificate books and stock transfer ledgers of the applicable Companies previously made available to Buyer are true, correct and complete.

     Section 4.19 Sufficiency. Except as disclosed in Schedule 4.19, the Purchased Assets constitute all of the properties and assets used in or held for use in the business of the Companies and are sufficient to conduct such business from and after the Closing Date as it is currently being conducted by the Companies, other than as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 4.20 Insurance. The Companies have insurance policies in full force and effect in all material respects in connection with their business and the Purchased Assets (including without limitation business interruption insurance; liability insurance with respect to claims for personal injury, death or property damage; and boiler and machinery insurance), with responsible and reputable insurance companies, in such amounts and with such deductibles as are customary for businesses of established reputation engaged in the same or similar businesses.

     Section 4.21 Banks. Schedule 4.21 contains a complete and correct list of the names and locations of all banks in which any Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.21, no Person holds a power of attorney to act on behalf of any Company.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer hereby represents and warrants to Seller that:

     Section 5.01 Organization and Qualification. Buyer is a corporation duly formed, validly existing and in good standing under the Laws of Ontario. Buyer is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Buyer’s ability to perform its obligations hereunder.

     Section 5.02 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder have been duly and validly authorized by all necessary corporate action on behalf of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles.

     Section 5.03 No Conflicts; Consents and Approvals. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;

     (b) be in violation of or result in a default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which Buyer is a party or by which any of its assets may be bound except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, reasonably be expected to result in a material adverse effect on Buyer’s ability to perform its obligations hereunder; or

     (c) assuming all required filings, approvals, consents, authorizations and notices set forth in Schedule 5.03(c) (collectively, the “BUYER GOVERNMENTAL APPROVALS”) have been made, obtained or given, (i) conflict with or result in a violation or breach of any material term or provision of any Law or writ, judgment, order or decree applicable to Buyer or any of its assets or (ii) require the material consent or approval of any Governmental Authority under any applicable Law.

     Section 5.04 Legal Proceedings. Buyer has not been served with written notice of any Claim, and to Buyer’s knowledge, none is threatened, against Buyer which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

     Section 5.05 Compliance with Laws and Orders. Buyer is not in violation of or in default under any Law or order applicable to Buyer or its assets the effect of which, in the aggregate, would reasonably be expected to result in a material adverse effect on Buyer’s ability to perform its obligations hereunder.

     Section 5.06 Brokers. Buyer does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

     Section 5.07 Acquisition as Investment. Buyer is acquiring the Company Interests for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Buyer has made, independently and without reliance on

Seller (except to the extent that Buyer has relied on the representation and warranties of Seller in this Agreement), its own analysis of the Company Interests, the Companies and the Purchased Assets for the purpose of acquiring the Company Interests, and Buyer has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Buyer acknowledges that the Company Interests are not registered pursuant to the Securities Act of 1933 (the “1933 ACT”) and that none of the Company Interests may be transferred, except pursuant to an applicable exception under the 1933 Act. Buyer is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

     Section 5.08 Financial Resources. Buyer has cash or credit available, and will have cash available at the Closing, to enable it to purchase the Company Interests on the terms hereof.

     Section 5.09 No Knowledge of Seller’s Breach. Buyer does not have Knowledge of any breach by Seller of any of the representations and warranties herein.

     Section 5.10 Opportunity for Independent Investigation. Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation and verification of the current condition and affairs of the Companies, the Purchased Assets and the Facilities; provided, that, such independent investigation and verification shall not affect the express representations and warranties of Seller contained in this Agreement.

ARTICLE VI
COVENANTS

     The Parties hereby covenant and agree as follows:

     Section 6.01 Access of Buyer.

     (a) During the Interim Period, Seller will provide Buyer and its Representatives with reasonable access during normal business hours to the Facilities and the officers and management employees of Seller and its Affiliates (including the Companies) in such a manner so as not to unreasonably interfere with the business or operations of Seller or its Affiliates (including the Companies); provided, however, that Seller shall have the right to (i) have a Representative present for any communication with employees or officers of Seller or its Affiliates and (ii) impose reasonable restrictions and requirements for safety or operational purposes. Buyer shall be entitled, at its sole cost and expense, to visit the Property. Notwithstanding the foregoing, Seller shall not be required to provide any information or allow any inspection which it reasonably believes it may not provide to Buyer or allow by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege, or which Seller or its Affiliates is required to keep confidential or prevent access to by reason of contract, agreement or understanding with third parties if Seller has used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. Following the Closing, Seller shall be entitled to retain copies of all books and records relating to the ownership and/or operation of the Companies or their respective businesses.

     (b) Buyer agrees to indemnify, defend and hold harmless Seller, the Companies, the Non-Company Affiliates and their Representatives from and against any and all Losses incurred by Seller, the Companies, the Non-Company Affiliates, their Representatives or any other Person arising out of the access rights under this Section 6.01, including any Claims by any of Buyer’s Representatives for any injuries or Losses while present on the Property unless caused by the gross negligence or willful misconduct of Seller or the Companies.

     Section 6.02 Conduct of Business Pending the Closing.

     (a) Except as otherwise contemplated by this Agreement or set forth in Schedule 6.02, during the Interim Period, Seller will cause the Companies to:

   (i) operate in the ordinary course of business consistent with past practices in all material respects;

   (ii) use their commercially reasonable efforts to (A) preserve its present business operations, organization (including, without limitation, management) and goodwill of the Companies and (B) preserve its present relationship with Persons having business dealings with the Companies (including, without limitation, customers and suppliers);

   (iii) determine the cost of renewing the Pollution Legal Liability Policy as it applies to Erie for a term of one year and, at Buyer’s direction, and at the Companies’ expense, so renew such policy, with Seller named as an additional insured; and

   (iv) file, or ensure that Carr Street is in a position to file, Carr Street’s market-based rate triennial report with FERC by October 1, 2004.

     (b) Except as otherwise contemplated by this Agreement or set forth in Schedule 6.02 or as consented to by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, during the Interim Period, Seller will not, and will cause the Companies not to:

   (i) other than the Company Liens referenced in Section 6.08, permit or allow any Lien securing indebtedness for borrowed money against any of the Purchased Assets ;

   (ii) grant any waiver of any material term under, or give any material consent with respect to, any Material Contract ;

   (iii) except in respect of Capital Expenditures required by Section 6.02(a), enter into, terminate or amend any Contract involving total consideration throughout its term in excess of $1,000,000 (other than Contracts entered into in the ordinary course of business consistent with past practices which will be fully performed prior to the Closing);

   (iv) incur Capital Expenditures in excess of the applicable amount shown on Schedule 6.02(b)(iv),

   (v) [intentionally omitted];

   (vi) other than trade payables incurred in the ordinary course of business consistent with past practices or accounts payable pursuant to the Material Contracts or the Terminated Contracts, incur, create, assume or otherwise become liable for indebtedness or issue any debt securities or assume or guarantee the obligations of any other Person;

   (vii) fail to maintain its partnership or corporate existence or consolidate with any other Person or acquire all or substantially all of the assets of any other Person;

   (viii) issue or sell any partnership interests or securities of any Company, or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Company;

   (ix) liquidate, dissolve, recapitalize, reorganize or otherwise wind up its business or operations;

   (x) purchase any securities of any Person, except for short-term investments or cash equivalents made in the ordinary course of business consistent with past practices;

   (xi) cancel any debts or waive any claims or rights having a value in excess of $500,000;

   (xii) make or revoke any material election with respect to Taxes of or relating to any Company or the Purchased Assets or settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with respect to Taxes of or relating to any Company or the Purchased Assets that could reasonably be expected to have a material effect on the Companies or the Purchased Assets after the Closing;

   (xiii) amend or modify its Charter Documents;

   (xiv) except for transfers of cash with respect to which corresponding Intercompany Receivables or Intercompany Payables have been created or correspondingly adjusted or transfers of cash in exchange for goods and services pursuant to a Material Contract listed on Schedule 4.08(x) with Seller or a Non-Company Affiliate, make any transfers of cash to Seller or a Non-Company Affiliate; provided, further, that the Companies shall not directly pay any principal of or interest or fees on indebtedness owed by Seller or any Non-Company Affiliate without the creation of an equivalent Intercompany Receivable or a corresponding adjustment of a corresponding Intercompany Payable;

   (xv) record accounting entries to Intercompany Payables or Intercompany Receivables with respect to which the offsetting entry is recorded to shareholder equity or partner’s capital;

   (xvi) subject to Section 2.02(c), declare, set aside, make or pay any dividend or other distribution in respect of the capital stock or partnership interests of any

Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, any Company;

   (xvii) effect any recapitalization, reclassification, stock split or like change in the capitalization of any Company;

   (xviii) (i) hire or promote any employee, (ii) except with respect to increases in compensation that, but for the timing of the grant thereof, are in the ordinary course of business, grant any increase in the compensation of any employee, (iii) establish any new compensation or benefit plan or arrangement, (iv) amend or modify any Company Plan or Seller Plan insofar as any such amendment or modification to a Seller Plan relates solely to employees of the Companies, or (v) enter into any employment, consulting, termination, retention, change of control or severance agreement; provided, that nothing above shall restrict normal periodic increases, promotions, hiring or changes effected in the ordinary course of business consistent with past practices, changes required pursuant to applicable Laws, or changes required pursuant to Contracts in effect as of the Execution Date (including the Collective Bargaining Contract);

   (xix) except in the ordinary course of business, acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Companies;

   (xx) enter into or agree to enter into any merger or consolidation with, any corporation or other entity, and not engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person;

   (xxi) enter into, modify or terminate any labor or collective bargaining agreement of the Company or any of its Subsidiaries;

   (xxii) make any material change in its accounting or Tax reporting principles, methods or policies, except as otherwise required by GAAP;

   (xxiii) enter into any Contract that restrains, restricts, limits or impedes the ability of any Company to compete with or conduct any business or line of business in any geographic area;

   (xxiv) except in the ordinary course of business, terminate, amend, restate, supplement or waive any rights under any (A) Material Contract, Real Property Lease, Personal Property Lease or Intellectual Property license or (B) Company Permit;

   (xxv) enter into a Contract with any Affiliate;

   (xxvi) permit any Company to enter into any material Contract or to enter into, modify or renew any material Contract with respect to the sale of energy which could bind the Companies after September 30, 2003; or

   (xxvii) agree or commit to do any of the foregoing.

     Notwithstanding the foregoing, Seller may permit the Companies to take commercially reasonable actions with respect to emergency situations and to comply with applicable Law so long as Seller shall promptly inform Buyer of any such emergency actions taken outside the ordinary course of business consistent with past practices.

     Section 6.03 Resignation of Members, Managers, Officers and Directors. At Closing, Seller shall cause the resignation of all officers and directors or similar persons nominated or appointed by Seller or its Affiliates to any board or operating, management or other committee established under each Company’s Charter Documents.

     Section 6.04 Use of Certain Names. Within 30 days following the Closing, Buyer shall cause the Companies to cease using the words “Orion” and “Reliant” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “SELLER MARKS”), including eliminating the Seller Marks from each Company’s property and Purchased Assets and disposing of any unused stationery and literature of the Companies bearing the Seller Marks, and thereafter, Buyer shall not, and shall cause the Companies and their Affiliates not to, use the Seller Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to Seller or any Non-Company Affiliate, and Buyer acknowledges that it, its Affiliates and the Companies have no rights whatsoever to use such Intellectual Property; provided, however, that any Company may continue to use any Internet domain names owned by a Company that contain a Seller Mark for a period of up to twelve (12) months following the Closing Date for purposes of redirecting Internet traffic to a web site for the business of such Company. Without limiting the foregoing, within 30 days after the Closing Date, Buyer shall cause each applicable Company to change its name to a name that does not contain any of the Seller Marks.

     Section 6.05 Support Obligations.

     (a) Buyer recognizes that Seller and the Non-Company Affiliates have provided credit support to the Companies with respect to the Facilities pursuant to certain credit support obligations set forth on Schedule 6.05(a) (the “SUPPORT OBLIGATIONS”). Prior to the Closing, Buyer shall use commercially reasonable efforts to effect the full and unconditional release of Seller and the Non-Company Affiliates from all Support Obligations, including by:

   (i) furnishing letters of credit containing terms and conditions that are substantially identical to the terms and conditions of existing letters of credit and from lending institutions that have a Credit Rating commensurate with or better than that of lending institutions for existing letters of credit;

   (ii) instituting escrow arrangements with terms equal to or more favorable to the counterparty than the terms of existing escrow arrangements;

   (iii) posting surety or performance bonds issued by a Person having a net worth or a Credit Rating at least equal to those of the issuer of existing surety or performance bonds, and which replacement surety or performance bond contains terms and conditions that are substantially identical to the terms and conditions of existing surety or performance bonds;

   (iv) replacing any other security agreement or arrangement on substantially identical terms and conditions to the existing security agreement or arrangement; and

   (v) providing substitute guaranties from an Investment Grade entity to the counterparty with terms substantially identical to the terms of existing guaranties.

     (b) Buyer shall use commercially reasonable efforts to cause the beneficiary or beneficiaries of the Support Obligations to terminate and redeliver to Seller prior to the Closing each original copy of each original guaranty, letter of credit or other instrument constituting or evidencing such Support Obligations and, as to any Support Obligations terminated after the Closing, promptly to redeliver such originals to Seller, and in each case, to take such other actions as may be required to terminate such Support Obligations.

     (c) If Buyer is not successful in obtaining the complete and unconditional release of Seller and the Non-Company Affiliates from the Support Obligations prior to the Closing, then at Seller’s option, Seller shall have the right to waive the performance by Buyer of Section 6.05(a) and Section 6.05(b), and if Seller does so waive such sections, Buyer shall, at Seller’s option, indemnify, defend and hold harmless Seller and the Non-Company Affiliates from and against any and all Losses incurred by any such indemnified Persons in connection with the Support Obligations or shall provide other credit support to Seller in form and substance satisfactory to Seller. Buyer shall, for so long as any Support Obligation remains outstanding, not, and shall cause the Companies not to, effect any amendments or modifications or any other changes to the Contracts to which any of such Support Obligations relate, or to otherwise take any action that would effect any change to such Contracts, guaranties or letters of credit, in either case that adversely affects the rights of Seller or the Non-Company Affiliates thereunder, without Seller’s prior written consent. Notwithstanding anything in this Agreement to the contrary, during the Interim Period, Buyer shall have the right to contact and have discussions with each beneficiary of a Support Obligation in order to satisfy its obligations under this Section 6.05; provided, however, that Buyer shall give Seller prior notice before making any such contact, Seller shall have the right to have one of its Representatives present on the telephone line or in person, as applicable, during any such contact or discussion, Buyer shall only contact and hold discussions with such beneficiaries through Representatives of Buyer previously approved by Seller and Buyer shall cause such Representatives to comply with all procedures and protocols regarding such contacts and discussions that may be established by Seller.

     Section 6.06 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that Seller will, prior to the Closing Date, cause the Companies to distribute, transfer or assign to Seller and the Non-Company Affiliates those assets described on Schedule 6.06 (the “EXCLUDED ASSETS”).

     Section 6.07 Termination of Certain Services, Contracts, Receivables and Payables. Notwithstanding anything in this Agreement to the contrary, during the Interim Period, (a) Seller shall take such actions as may be necessary to terminate or sever as to the Companies (with appropriate mutual releases) upon the Closing any services jointly shared or used by any of the Companies and Seller or a Non-Company Affiliate, joint Tax services, joint legal services and joint banking services (to include the severance of any centralized clearance accounts) and each Contract listed on Schedule 6.07 (the “TERMINATED CONTRACTS”), (b) the Companies shall be entitled to transfer cash to Seller and the Non-Company Affiliates if corresponding Intercompany Receivables or Intercompany Payables have been created or correspondingly adjusted; provided, that no dividends in respect of the equity securities of the Companies shall be made in cash, and (c) Seller shall be entitled to take such actions as may be necessary to settle (through offsets and/or cash transactions) immediately prior to the Closing such Intercompany Payables and Intercompany Receivables as Seller, in its sole discretion, elects to settle.

     Section 6.08 Payment of Indebtedness. Notwithstanding anything in this Agreement to the contrary, prior to or at the Closing, Seller shall use its commercially reasonable efforts to cause any and all indebtedness for borrowed money of the Companies to be paid in full and any and all Liens securing any such indebtedness or other indebtedness for borrowed money secured by liens on the Purchased Assets and any and all related guaranties provided by the Companies (collectively, the “COMPANY LIENS”) to be released and any and all agreements relating to the Company Liens or the indebtedness secured thereby to be terminated as to the Companies, such that Buyer shall take title to the Companies and the Purchased Assets free of any such indebtedness or any Company Liens.

     Section 6.09 Tax Matters.

     (a) Tax Returns.

   (i) Consolidated Tax Returns. Seller shall cause to be included in the consolidated federal income Tax Returns (and similar Tax Returns of any state, local or foreign jurisdiction that permits consolidated, combined or unitary income Tax Returns, if any) of the affiliated group of corporations that includes Seller and OPNY GP II, OPOS Coldwater and OPOS Carr Street, as applicable (the “SELLER GROUP”), all items of income, gain, loss, deduction and credit or other items (“TAX ITEMS”) of OPNY GP II, OPOS Coldwater and OPOS Carr Street, as applicable, through the Closing Date; shall cause such Tax Returns to be timely filed with the appropriate Taxing Authorities; and shall be responsible for the timely payment of all Taxes due with respect to the periods covered by such Tax Returns. All transactions occurring on the Closing Date but after the Closing shall have occurred shall be reported on Buyer’s consolidated United States federal income Tax Return to the extent permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) and shall be similarly reported on other Tax Returns of Buyer or its Affiliates.

   (ii) Partnership Tax Returns. Seller shall prepare or cause to be prepared all federal Tax Returns (Forms 1065) and all similar state, local or foreign Tax Returns to be filed by or with respect to Erie and Carr Street to report to the members of Erie and Carr Street partnership Tax Items for Tax periods ending on or before the Closing Date.

   (iii) Other Tax Returns. Seller shall cause to be timely filed with the appropriate Taxing Authorities all other income or franchise Tax Returns required to be filed by or with respect to any Company or the Purchased Assets for taxable periods ending on or prior to the Closing Date that are not specified in Section 6.09(a)(i) or 6.09(a)(ii), and shall be responsible for the timely payment of all Taxes due with respect to the periods covered by such Tax Returns.

   (iv) Section 754 Elections. Seller shall cooperate in making an election under Section 754 of the Code to adjust the basis of the assets of Erie and Carr Street.

   (v) Buyer Tax Returns. Following the Closing, Buyer shall cause to be timely filed all Tax Returns required to be filed by the Companies after the Closing Date, other than Tax Returns described in Section 6.09(a)(i), (ii) and (iii) for which Seller is responsible, and shall pay or cause to be paid all Taxes shown due thereon.

     (b) Cooperation. Buyer and Seller shall cooperate fully, and shall cause their respective Affiliates, including the Companies, to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 6.09 and any audit, litigation or other proceeding with respect to Taxes of or relating to any Company or the Purchased Assets (a “TAX PROCEEDING”). Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

     (c) Transfer Taxes. Buyer shall file all Tax Returns required to be filed to report Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement, shall be solely liable for and shall pay all such Transfer Taxes, and shall indemnify, defend and hold harmless Seller and the Non-Company Affiliates from and against any and all liability for the payment of such Transfer Taxes and the filing of such Tax Returns.

     (d) Disputes. Any dispute as to any matter covered by this Section 6.09 shall be resolved by an independent accounting firm mutually acceptable to Seller and Buyer. The fees and expenses of such accounting firm shall be borne equally by Seller, on the one hand, and Buyer on the other.

     (e) Tax Refunds. Seller shall be entitled to any refunds or credits for any Taxes relating to any Company or the Purchased Assets for periods for which Seller is responsible pursuant to Section 6.09(a)(a)(i), (a)(ii) and (a)(iii) or for which Seller is required to provide indemnification pursuant to Section 9.02(c), and Buyer shall be entitled to any refunds or credits for any Taxes relating to any Company or the Purchased Assets for which Buyer is responsible pursuant to Section 6.09(a)(v) or Section 6.09(c).

     (f) Tax Sharing. Any Tax allocation, indemnity, or similar agreement or arrangement between Seller and its Affiliates, on the one hand, and any Company, on the other hand, shall be terminated prior to the Closing Date and will have no further effect for any taxable year (whether the current year, a future year or a past year).

     (g) Tax Amendment. If either the OPNY Corporate Reorganization or the OPOS Corporate Reorganization does not occur prior to the Closing, the Parties agree to enter into an amendment to this Agreement , reasonably acceptable to both Parties, that will take into account (i) the intent of the Parties to effect transactions that are equivalent to sales and purchases of the Purchased Assets for federal, state and local income Tax purposes, and (ii) the fact that certain transactions will be carried out as sales of corporate entities rather than as sales of interests in limited liability companies.

     Section 6.10 Certain Restrictions. During the Interim Period, Buyer agrees that except as may be agreed in writing by Seller or as may be expressly permitted pursuant to this Agreement, it shall not, and shall not permit any of its subsidiaries or Affiliates to, acquire, develop or construct any electric generation facility, or otherwise obtain control over any electric generation facility, in each case located in the states of New York, New Jersey, Pennsylvania or Maryland, or take any action with any Governmental Authority relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which could reasonably be expected to materially delay the consummation of the transactions contemplated hereby or result in the failure to satisfy any condition to consummation of the transactions contemplated hereby.

     Section 6.11 No Solicitation. During the Interim Period, Seller shall not and shall cause its Affiliates not to, and Seller shall direct and use its reasonable best efforts to cause its and its Affiliates’ officers, directors and employees and any attorney, accountant, investment banker, financial advisor or other agent retained by it or any of its Affiliates not to, directly or indirectly, initiate, solicit or negotiate or provide nonpublic or confidential information to facilitate, any proposal or offer with respect to any acquisition, reorganization, exchange, consolidation or similar transaction involving any Company, or any purchase of the voting securities of any Company, or any material assets or businesses of the Companies, in a single transaction or a series of related transactions, or any combination of the foregoing.

     Section 6.12 Confidentiality. All nonpublic information provided to, or obtained by, Buyer or its Representatives in connection with the transactions contemplated hereby shall be “Confidential Information” for purposes of the Confidentiality Agreement dated February 19, 2004 between Buyer and Seller (the “CONFIDENTIALITY AGREEMENT”), the terms of which shall continue in force until the Closing; provided, however, that Buyer may disclose such information as may be necessary in connection with seeking the Buyer Governmental Approvals.

     Section 6.13 Employee and Benefit Matters.

     (a) On or before the Closing, Seller shall take all actions necessary, if any, to cause (i) the Companies to cease to be adopting or participating employers under all Seller Plans and (ii) Seller and the Non-Company Affiliates to cease to be sponsors or adopting or participating employers under all Company Plans (and, if Seller or a Non-Company Affiliate is a sponsor of a Company Plan, Seller shall cause OPOS Coldwater to assume such sponsorship). Except as otherwise specifically provided in this Section 6.13, from and after the Closing, (i) the Companies shall not have any responsibility or liability with respect to the Seller Plans and (ii) Seller and the Non-Company Affiliates shall not have any responsibility or liability with respect to the Company Plans; provided, however, that, with respect to the Retirement Plan, Seller shall timely file or cause the appropriate Non-Company Affiliate to timely file (to the extent the following forms have not been filed prior to the Closing) (A) the annual report on Form 5500 for 2003 with the Employee Benefits Security Administration and (B) PBGC Form 1 or PBGC Form 1-EZ (as applicable) for 2003 with the PBGC. Buyer shall cooperate, and Buyer shall cause its Affiliates to cooperate, with Seller with respect to the filings described in the preceding sentence, and Buyer shall provide to Seller such information as Seller may reasonably request in respect of such filings.

     (b) Buyer acknowledges and agrees that (i) certain employees of the Companies are represented by Local Union 97 of the International Brotherhood of Electrical Workers, AFL-CIO (the “UNION”) pursuant to the terms of the Collective Bargaining Contract, (ii) OPOS Coldwater will continue to recognize the Union as the exclusive bargaining representative of the employees whose employment is covered by the Collective Bargaining Contract, (iii) the Collective Bargaining Contract will continue to be effective until it expires by its own terms or is renegotiated, and (iv) OPOS Coldwater will continue to be bound by the terms, conditions and provisions of the Collective Bargaining Contract. Buyer further acknowledges that, subject to the terms of the Collective Bargaining Contract, the employees covered by the Collective Bargaining Contract will continue to be employed by the Companies following the Closing.

     (c) Within 45 days after the Execution Date, but effective as of the Closing Date, Buyer or an Affiliate of Buyer shall offer employment (which shall be contingent on the occurrence of the Closing) to each individual listed on Schedule 6.13(c) (each, an “AFFILIATE EMPLOYEE”). Each such offer of employment shall be consistent with the provisions of this Section 6.13(c) and shall remain open for a period of at least 10 days. For a period of one year beginning on the Closing Date and subject to the remaining paragraphs of this Section 6.13 and an individual’s continued employment with a Company or an Affiliate of a Company, Buyer shall cause each Continuing Employee to be provided with (i) compensation (including annual incentive compensation) on a basis substantially similar to that provided by Seller and its Affiliates to such employee immediately prior to the Closing and (ii) benefits that are substantially similar to those provided to such employee under the Company Plans and Seller Plans, as applicable (and worker’s compensation benefits that are substantially similar to those provided to such employee), by Seller and its Affiliates (including the Companies) immediately prior to the Closing (other than the Reliant Resources, Inc. 2002 Long-Term Incentive Plan, Reliant Resources, Inc. 2002 Stock Plan and Reliant Resources, Inc. Employee Stock Purchase Plan); provided, however, that with respect to Continuing Employees whose employment is covered by the Collective Bargaining Contract, Buyer shall cause the compensation and benefits provided to such employees from and after the Closing Date also to be consistent with the terms of the Collective Bargaining Contract. Notwithstanding anything to the contrary in this Section 6.13, subject to the terms of the Collective Bargaining Contract, each Company or an Affiliate of a Company shall have the right to dismiss any or all of the Continuing Employees at any time on or after the Closing Date, with or without cause, and, subject to this Section 6.13 and the terms of the Collective Bargaining Contract, to change the terms and conditions of their employment (including compensation and employee benefits provided to them).

     (d) Buyer shall cause each Continuing Employee and his or her eligible dependents (including all such Continuing Employee’s dependents covered immediately prior to the Closing Date by a Company Plan or a Seller Plan that is a group health plan) to be covered under a group health plan maintained by Buyer or an Affiliate of Buyer that (i) provides medical and dental benefits to the Continuing Employee and such eligible dependents effective immediately upon the Closing Date and (ii) credits such Continuing Employee, for the year during which such coverage under such group health plan begins, with any deductibles and co-payments already incurred during such year under a Company Plan or a Seller Plan that is a group health plan.

     (e) Buyer shall cause the employee benefit plans and programs maintained after the Closing by Buyer, the Companies and the Affiliates of Buyer to recognize each Continuing Employee’s years of service prior to the Closing Date with Seller, the Companies and their Affiliates (including service with any other employer that was recognized by Seller, the Companies or their Affiliates) for purposes of eligibility, vesting, level of benefits, and, solely for purposes of the Retirement Plan, benefit accrual to the same extent such service was recognized under the corresponding Company Plan or Seller Plan and provided that such recognition does not result in any duplication of benefits. Buyer shall cause each employee welfare benefit plan or program sponsored by Buyer or one of its Affiliates that a Continuing Employee may be eligible to participate in on or after the Closing Date to waive any preexisting condition exclusion with respect to participation and coverage requirements applicable to such Continuing Employee to the extent such condition was waived under the corresponding Company Plan or Seller Plan. Seller and its Commonly Controlled Entities shall be exclusively responsible for complying with COBRA with respect to employees of the Companies and their eligible dependents by reason of such employee’s termination of employment prior to the Closing Date, and Buyer, the Companies and their Affiliates shall not have any obligation or liability to provide COBRA on account of any such termination of employment.

     (f) Buyer expressly agrees that it assumes all obligations to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended, or other applicable Laws, and to pay all severance payments, damages for wrongful dismissal and related costs, with respect to the termination of any employee of the Companies that occurs on or after the Closing Date.

     (g) Effective as of the Closing Date, Seller shall take all necessary action, if any, to cause the Continuing Employees to be fully vested in their account balances under the Reliant Resources, Inc. Union Savings Plan and the Orion Power Holdings, Inc. 401(k) Savings Plan (collectively, the “SELLER SAVINGS PLANS”) (to the extent not then fully vested) on the Closing Date. As soon as practicable following the Closing Date, Seller shall cause to be transferred from the trustee of each of the Seller Savings Plans to the trustee of a defined contribution plan maintained by Buyer (the “BUYER SAVINGS PLAN”) an amount in cash equal to the aggregate account balances of the Company Participants under each respective Seller Savings Plan determined as of the transfer date; provided, however, that (i) to the extent any Company Participant owes any amount to a Seller Savings Plan pursuant to the terms of a loan from such plan to such Company Participant, an in-kind transfer of such loan shall be made in lieu of the transfer of cash, and (ii) to the extent any Company Participant’s account is invested in mutual fund shares that can be transferred to the Buyer Savings Plan, an in-kind transfer of such shares shall be made in lieu of the transfer of cash. From and after the date of such transfer, Buyer shall cause the Buyer Savings Plan to assume the obligations of the Seller Savings Plans with respect to benefits accrued by the Company Participants under the Seller Savings Plans, and the Seller Savings Plans shall cease to be responsible therefor. The Companies shall be responsible for, and shall contribute to each Seller Savings Plan as soon as practicable after the Closing Date and prior to the transfer described in this paragraph, all unpaid (A) pre-tax and after-tax contributions to such Seller Savings Plan attributable to withholdings from the compensation of employees of the Companies with respect to periods ending on or before the Closing Date and (B) employer matching contributions due with respect to pre-tax and after-tax contributions to such Seller Savings Plan by employees of the Companies for periods ending on or before the Closing Date.

For purposes of determining the amount of such employer matching contributions under the Seller Savings Plans, the Closing Date shall be deemed to be the last day of a payroll period. Buyer and Seller shall cooperate in making all appropriate arrangements and filings, if any, in connection with the transfer described in this paragraph. Further, Buyer and Seller shall cooperate and take such actions as are necessary to permit the continuation of loan repayments by Continuing Employees to the Seller Savings Plans by payroll deductions during the period beginning on the Closing Date and ending on the date of the transfer described in this paragraph. Seller represents, covenants and agrees with respect to each of the Seller Savings Plans, and Buyer represents, covenants and agrees with respect to the Buyer Savings Plan, that, as of the date of the transfer described in this paragraph, such plan will satisfy the requirements of Sections 401(a),(k), and (m) of the Code and will have received, or a pending application has been timely filed for, a favorable determination letter from the IRS regarding such qualified status and covering amendments required to have been adopted prior to the expiration of the GUST remedial amendment period.

     (h) Claims of Continuing Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance, and/or other welfare benefits (“WELFARE BENEFITS”) (other than disability benefits) that are incurred before the Closing Date shall be the sole responsibility of the Seller Plans or the Company Plans, as applicable. Claims of Continuing Employees and their eligible beneficiaries and dependents for Welfare Benefits (other than disability benefits) that are incurred on or after the Closing Date shall be the sole responsibility of Buyer and the Companies. For purposes of the preceding provisions of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began. Claims of individuals receiving long-term disability benefits under a Seller Plan as of the Closing Date shall be the sole responsibility of the Seller Plan. Except as provided in the preceding sentence, claims of Continuing Employees and their eligible beneficiaries and dependents for short-term or long-term disability benefits from and after the Closing Date shall be the sole responsibility of Buyer and the Companies (without regard to whether the circumstances giving rise to such claim occurred before, on or after the Closing Date).

     (i) With respect to all employees who terminated from employment with a Company prior to the Closing Date and who have been, or are eligible to be, provided with post-retirement medical, dental, disability, life insurance and/or other welfare benefit coverage as of the Closing Date under a Seller Plan or Company Plan, the Companies shall assume and/or retain any and all liability with respect to the provision of such coverages to such terminated employees and their eligible dependents and beneficiaries on and after the Closing Date. In addition, the Companies shall extend post-retirement medical, dental, disability, life insurance and/or other welfare benefit coverages to all Continuing Employees (and their eligible dependents and beneficiaries) who are eligible for such coverages and subject to such terms and conditions as set forth in the Collective Bargaining Contract, Company Plan or plan maintained by Buyer or an Affiliate of Buyer, as applicable. Neither Seller nor any of the Non-Company Affiliates shall have any liability on or after the Closing Date with respect to the provision of post-retirement medical, dental, disability, life insurance and/or other welfare benefit coverages for those persons described in the preceding sentences of this paragraph.

     (j) Except to the extent required by applicable Law, Seller shall not pay Continuing Employees (other than Affiliate Employees who are Continuing Employees, who will be paid by Seller their accrued and unused vacation as of the Closing Date) their accrued and unused vacation, and the Company, Buyer or an Affiliate of Buyer, as applicable, shall provide, without duplication of benefits, all such Continuing Employees with vacation time rather than cash in lieu of vacation time for all accrued and unused vacation through the Closing Date.

     (k) As soon as practicable following the Closing Date, Seller shall cause to be transferred from the trustee of the master trust that holds the assets of the Retirement Plan as of the Closing Date to the trustee of a trust established or maintained by Buyer or a Company to hold the assets of the Retirement Plan after the Closing Date an amount of cash equal to the Retirement Plan’s share of the assets of the master trust as determined as of the transfer date by the Reliant Energy, Inc. Benefits Committee (the “BENEFITS COMMITTEE”) (which determination shall be based on the books and records maintained by the trustee of the master trust). Buyer and Seller shall cooperate in making all appropriate arrangements and filings, if any, in connection with the transfer described in this paragraph. In addition, (i) on or before the Closing Date, Seller shall cause the Benefits Committee to cease to be the plan administrator and to otherwise administer any aspect of the Retirement Plan as of the Closing Date, and (ii) on the Closing Date, Buyer shall cause OPOS Coldwater to appoint a new plan administrator for the Retirement Plan effective as of such date. Buyer shall cause the Retirement Plan to be maintained in accordance with its current terms for the benefit of Continuing Employees whose employment is not covered by the Collective Bargaining Contract until at least July 29, 2006; provided, however, that if changes in the Laws require any such terms to be modified, then Buyer may change such terms to the extent necessary to comply with such Laws. Such Continuing Employees shall be given credit under the Retirement Plan for all service with and compensation earned through the Closing Date from Seller, the Companies and their Affiliates (including service and compensation with any other employer that was recognized by Seller, the Companies or their Affiliates) for purposes of determining eligibility for benefits, the amount of any benefits or benefit accruals, vesting, and service related levels of benefits under the Retirement Plan.

     Section 6.14 Public Announcements. Seller and Buyer will consult with each other before issuing, and provide each other a reasonable opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with the NYSE, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that each of the Parties may issue a press release or make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with or provide more information than is contained in previous press releases, public disclosures or public statements made by the other Party, as the case may be; provided further, that each Party may make disclosures to Persons bound by a confidentiality obligation to the disclosing Party that covers such disclosed information.

     Section 6.15 Expenses and Fees. Except as expressly provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, it being understood that in no event shall the Companies bear any of such expenses.

     Section 6.16 Agreement to Cooperate.

     (a) Subject to the terms and conditions of this Agreement and applicable Law, each Party shall use its reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain all necessary or appropriate waivers, consents, approvals or authorizations of Governmental Authorities required (i) in order to consummate the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible) and (ii) in order to implement the matters set forth in Schedule 6.02, including through all possible appeals.

     (b) In addition to and without limitation of the foregoing, each of Buyer and Seller undertakes and agrees to (i) file (and each Party agrees to cause any Person that may be deemed to be the ultimate parent entity or otherwise to control such Party to file, if such filing is required by Law) as soon as practicable, and in any event prior to 15 Business Days after the Execution Date, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, (ii) file as soon as practicable any form or report required by FERC, (iii) file as soon as practicable any form or report required by any other Governmental Authority relating to antitrust, competition, trade or energy regulation matters, and (iv) take any act and make any undertaking to receive any clearance or approval required by any Governmental Authority or applicable Law, in each case, with respect to the transactions contemplated by this Agreement. Each of Buyer and Seller shall (and shall cause any such parent entity to) (A) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (B) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned). Each Party shall consult and cooperate in the regulatory review process and, to the extent practical, (I) promptly notify the other Party of any written communication to that Party or its Affiliates from any Governmental Authority and, subject to applicable Law, permit the other Party or their counsel to review in advance any proposed written communication to any of the foregoing; (II) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat; and (III) subject to applicable Law, furnish the other Party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby.

     (c) In addition to and without limiting the foregoing, Seller and Buyer shall use reasonable best efforts and move expeditiously to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation law (including the Federal Power Act, as amended, and the FERC’s regulations thereunder, any applicable New York Laws, and the NYPSC regulations thereunder; the HSR Act; and, if applicable, the Public Utility Holding Company Act of 1935, as amended, and the regulations promulgated thereunder) that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible, but in any event to insure that the Closing occurs no later than the Termination Date.

     (d) Nothing in this Agreement shall require Seller or any of its Affiliates to dispose of any of its assets or to limit its freedom of action with respect to any of its assets or businesses, whether prior to or after the Closing Date, or to commit or agree to any of the foregoing, in order to obtain any waivers, consents, approvals or authorizations or to remove any impediments to the Closing relating to the HSR Act or any other Law, regulation or order or to avoid the entry of, or to effect the dissolution of, any injunction or other order in any suit or proceeding relating thereto.

     Section 6.17 Intentionally Omitted.

     Section 6.18 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Party shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

     Section 6.19 Non-Solicitation. For a period one (1) year from and after the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, cause, solicit, induce or encourage any employees of the Companies who are or become employees of Buyer or its Affiliates to leave such employment or hire, employ or otherwise engage any such individual (except pursuant to a general solicitation not targeted at such employees).

     Section 6.20 Insurance. Any claims for which an insurance claim is filed or pending as of the Closing Date under the insurance policies covering the Companies and the Purchased Assets and relating to the Companies shall be administered and collected by Seller (or by a claims handler appointed by Seller) on behalf of Buyer; provided, that no such claim shall be settled by Seller (or by a claims handler appointed by Seller) without the prior written consent of Buyer (except where such settlement would not result in any liability to Buyer). Any monies received by Seller as a result of such insurance claims shall be paid over to Buyer.

     Section 6.21 Data. At Closing, Seller shall ensure that the Companies are in possession of all computer data used in or relating to the businesses of the Companies and relating to enterprise-wide functions, including financial accounting, accounts payable, purchasing, work management, materials management, cash management, logistics, scheduling and energy trading, regard less of whether the Software that uses such data is an asset of the Company.

ARTICLE VII
CONDITIONS TO THE CLOSING

     Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Parties to proceed with the Closing are subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party:

     (a) (i) no judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its reasonable best efforts, including appeals to higher courts, to have any judgment, injunction, order or decree lifted) and (ii) no material legal proceedings shall have been instituted against Seller, the Companies or Buyer seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby; provided that, Seller and Buyer shall use their reasonable best efforts to have dismissed, settle or otherwise resolve such legal proceedings;

     (b) (i) any waiting period applicable to consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, and (ii) all Seller Governmental Approvals and Buyer Governmental Approvals shall have been filed, made or obtained, as the case may be; provided, however, that a Party whose breach of its obligations under this Agreement caused a failure to so file, make or obtain such Seller Governmental Approvals or Buyer Governmental Approvals, as the case may be, shall be deemed to have waived this condition to the extent of such failure; and

     (c) all consents, waivers and approvals listed on Schedule 7.01(c) shall have been obtained.

     Section 7.02 Conditions to the Obligations of Buyer. The obligation of Buyer to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Buyer :

     (a) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

     (b) the representations and warranties of Seller contained in this Agreement (i) that are qualified as to “material adverse effect” or Material Adverse Effect shall be true and correct as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), and (ii) those not so qualified shall be true and correct as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), except for failures of the representations and warranties referred to in this clause (ii) to be true and correct as do not and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect;

     (c) Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller indicating that the conditions provided in Section 7.02 (a) and Section 7.02(b) have been satisfied; and

     (d) Buyer shall have received updated title reports (the “UPDATED REPORTS”) with respect to the title insurance policies issued by Chicago Title Insurance Company and Lawyers Title Insurance Corporation to Erie from July 1999 to August 2000, and issued by Ticor Title Insurance Company to Carr Street on July 27, 1999. In the event that the Updated Reports reveal Liens, defects, exceptions, restrictions, easements, rights of way or encumbrances other than Permitted Exceptions and the Company Liens ( “DEFECTS”), and the aggregate cost of curing such Defects as determined by Houlihan, Lokey, Howard and Zukin (unless otherwise agreed by Seller and Buyer) exceeds one percent (1%) of the Base Purchase Price, Buyer may, within thirty (30) days after the Execution Date, submit one notice (the “TITLE NOTICE”) to Seller, setting forth in reasonable detail the Defects and the cost to cure each such Defect, requesting that Seller take curative action. If Buyer does not deliver the Title Notice to Seller within thirty (30) days after the Execution Date, this condition shall be satisfied and Buyer shall not have the right to claim any additional Defects. Upon receipt of the Title Notice, Seller shall within thirty (30) days after receipt of the Title Notice, elect to do any combination of the following with the effect that the cost to cure the remaining Defects shall not exceed 1% of the Base Purchase Price:

     (i) cure such Defects; or

     (ii) unless such transfer would give rise to a Material Adverse Effect, transfer one or more Facilities out of the Companies and reduce the Base Purchase Price by the market value of the Facility or Facilities so transferred as determined by Houlihan, Lokey, Howard and Zukin (unless otherwise agreed by Seller and Buyer).

     Notwithstanding the foregoing, as a prerequisite to Seller taking such curative action, Seller must fully discharge all Liens securing indebtedness for borrowed money (and, for the avoidance of doubt, the limitations set forth in Section 9.02(a)(y) and (z) shall not apply to any payments so made by Seller) .

     Each of Seller and Buyer agrees to pay one-half of all fees of title insurance companies and appraisal firms engaged pursuant to this Section 7.02(d).

     In the event Seller elects to take any of the actions set forth in clauses (i) or (ii) above, the condition set forth this Section 7.02(d) shall be satisfied when Seller completes the action elected. To the extent Seller fails to take the curative action specified in clauses (i) or (ii) above and the aggregate cost to cure remaining Defects (as set forth in the Title Notice) exceeds 1 % of the Base Purchase Price, then this Section 7.02 (d) shall remain a condition precedent to Buyer’s obligation to close hereunder. Seller will keep Buyer reasonably informed of any curative actions proposed to be taken; provided, however, that Buyer shall not have the right to approve any such curative actions pursuant to this Section 7.02(d).

     Section 7.03 Conditions to the Obligations of Seller. The obligation of Seller to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any or more of which may be waived, in whole or in part, by Seller:

     (a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

     (b) the representations and warranties of Buyer contained in this Agreement (i) that are qualified as to “material adverse effect” shall be true and correct in as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), and (ii) those not so qualified shall be true and correct as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), except for failures of the representations and warranties referred to in this clause (ii) to be true and correct as do not and would not reasonably be expected to have, in the aggregate, a material adverse effect on Buyer’s ability to perform its obligations hereunder; and

     (c) Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer indicating that the conditions provided in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII
TERMINATION

     Section 8.01 Termination. This Agreement may be terminated and the consummation of the transactions contemplated hereby may be abandoned at any time prior to the Closing:

     (a) by mutual written consent of Seller and Buyer;

     (b) by either Seller or Buyer:

     (i) if the Closing has not occurred on or before 364 days after the Execution Date (such date, as it may be extended under clause (A) of this paragraph, the “TERMINATION DATE”) provided, however, that (A) each of the Parties shall have the option, in its sole discretion, to extend the Termination Date for an additional period of time not to exceed 90 days if all other conditions to Closing (other than the condition described in the following clause (B)) are satisfied or capable of then being satisfied and the sole reason (other than the condition described in the following clause (B)) that the Closing has not occurred by such date is that the condition set forth in Section 7.01(a) or (b) has not been satisfied due to the failure to obtain the necessary waivers, consents, approvals and authorizations under applicable Laws or a judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect and Buyer or Seller is still attempting to obtain such necessary waivers, consents, approvals and authorizations under applicable Laws, or is contesting (x) the refusal of the relevant Governmental Authority to give such consents or approvals or (y) the entry of any such judgment , injunction, order or decree, in court or through other applicable proceedings; (B) each of the Parties shall have the option, in its sole discretion, to extend the Termination Date for an additional period of time, not to exceed 90 days if all other conditions to Closing (other than the condition described in the preceding clause (A) to the extent applicable) are satisfied or capable of being satisfied and the sole reason (other than the condition described in the preceding clause (A) to the extent applicable) that the Closing has not occurred by such date is that the condition set forth in Section 7.01(a)(ii) has not been satisfied due to the existence of material legal proceedings; and (C) the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Termination Date; or

     (ii) if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable, provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such order, decree, ruling or final action;

         (c) by Buyer if there has been a material breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (y) cannot be cured prior to the Termination Date or is not cured within 20 days following written notification of such breach or such longer period as may be reasonably necessary to cure such breach but not to exceed 90 days in the aggregate; and

         (d) by Seller if there has been a material breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement which (x) would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (y) cannot be cured prior to the Termination Date or is not cured within 20 days following written notification of such breach or such longer period as may be reasonably necessary to cure such breach but not to exceed 90 days in the aggregate.

     The Party desiring to terminate this Agreement pursuant to Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other Party.

     Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Seller or Buyer prior to the Closing pursuant to the provisions of Section 8.01, this Agreement shall forthwith become void, and there shall be no liability or further obligation on the part of Buyer or Seller or their respective officers or directors (except as set forth in Section 6.01(b), Section 6.12, Section 6.15, this Section 8.02, Section 9.03, Section 9.04(a), Section 9.04(b), Section 9.04(d), Section 9.04(f) and Article X, all of which shall survive the termination); provided, however, that nothing in this Section 8.02 shall relieve any Party from liability for any willful breach of this Agreement by such Party prior to termination of this Agreement; provided, further that in the event of a termination of this Agreement by reason of failure of the satisfaction of the condition set forth in Section 7.01(c), as Buyer’s sole remedy, Seller shall reimburse Buyer for all of its reasonable out-of-pocket expenses (including reasonable fees of its legal and other advisors) incurred in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX
INDEMNIFICATION

     Section 9.01 Survival. All representations, warranties, covenants and agreements contained herein, and the right to commence any Claim with respect thereto, shall terminate upon the date that is eighteen months after the Closing Date, except that (a) the representations and warranties contained in Section 3.01, Section 3.02, Section 3.04, Section 4.01, Section 4.03, Section 5.01 and Section 5.02 shall survive without limitation as to time, (b) the representations and warranties contained in Section 4.09 shall survive until 60 days after the end of the period of the applicable statute of limitations (taking into account any extensions thereof, whether automatic or permissive), (c) the representation and warranty contained in the first sentence of Section 4.16(b) shall terminate at the Closing and (d) the covenants and agreements of the Parties contained herein that by their terms are to be performed following the first anniversary of the Closing Date, shall survive the first anniversary of the Closing Date and continue in effect in accordance with their terms; provided, however, that in the event written notice of any Claim for indemnification under Section 9.02(a)(i) , Section 9.02(a)(ii), Section 9.02(b)(i), Section 9.02(b)(ii), or Section 9.02(c) shall have been given in accordance herewith within the applicable survival period setting forth such Claim in reasonable detail (including a reasonable specification of the legal and factual basis for such Claim and the Loss incurred), the representations, warranties, covenants and agreements that are the subject of such indemnification Claim shall survive with respect to that Claim only until such time as the Claim is fully and finally resolved.

     Section 9.02 Indemnification.

     (a) Subject to the provisions of this Article IX, from and after the Closing, Seller hereby agrees to indemnify and hold the Buyer Indemnified Group harmless from and against any and all Losses, whether arising out of contract, tort, strict liability, other Law or otherwise, actually incurred by any of them to the extent arising out of or resulting from:

     (i) any breach as of the Closing Date of a representation or warranty made by Seller herein; and

     (ii) any breach of any covenant or agreement of Seller herein.

     Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for any Losses with respect to the matters set forth in Section 9.02(a)(i) or Section 9.02(a)(ii) (but only with respect to any breach of Section 6.02) unless (x) a Claim is timely asserted during the survival period specified in Section 9.01, (y) the Loss with respect to the particular act, circumstance, development, event, fact, occurrence or omission exceeds $100,000 (aggregating all Losses arising from substantially identical facts) and (z) the aggregate of all Losses under Section 9.02(a)(i) and Section 9.02(a)(ii) (but only with respect to any breach of Section 6.02(a)(i) or Section 6.02(a)(ii)) exceeds, on a cumulative basis, 3% of the Final Purchase Price (and then only to the extent of such excess); provided, that for purposes of determining whether such deductible has been attained (and for purposes of determining whether a member of the

Buyer Indemnified Group is entitled to indemnification once such deductible has been attained), all qualifications as to “material,” “materiality,” “Material Adverse Effect” or similar exception or qualifier contained in a representation shall be disregarded. Notwithstanding anything to the contrary in this Agreement, the aggregate liability of Seller to the Buyer Indemnified Group arising under or related to this Agreement and the transactions contemplated hereby, whether based in contract, tort, strict liability, other Law or otherwise, shall not exceed 50% of the Final Purchase Price.

     (b) Subject to the provisions of this Article IX, from and after the Closing, Buyer hereby agrees to indemnify and hold the Seller Indemnified Group harmless from and against any and all Losses, whether arising out of contract, tort, strict liability, other Law or otherwise, actually incurred by any of them to the extent arising out of or resulting from:

     (i) any breach as of the Closing Date of a representation or warranty made by Buyer herein;

     (ii) any breach of any covenant or agreement of Buyer herein;

     (iii) except for matters as to which Seller has agreed to indemnify the Buyer Indemnified Group pursuant to Section 9.02(c), the status of any of the Non-Company Affiliates as former partners of Erie or Carr Street, as relates to liabilities of the Companies in respect of the period before the Closing Date, regardless of when the applicable Claims are asserted;

     (iv) any of the matters listed on Schedule 4.06, whether attributable to the ownership or operation of the Purchased Assets and the Companies before or after the Closing Date, regardless of when the applicable Claims are asserted; and

     (v) except to the extent arising out of or resulting from a breach by Seller of the representations and warranties set forth in Section 4.12, Environmental Laws or any environmental conditions to the extent relating to the Purchased Assets or the Companies, whether attributable to the ownership or operation of the Purchased Assets and the Companies before or after the Closing Date, regardless of when the applicable Claims are asserted.

       Notwithstanding anything to the contrary in this Agreement, Buyer shall not be liable for any Losses with respect to the matters set forth in Section 9.02(b)(i) or Section 9.02(b)(ii) unless a Claim is timely asserted during the survival period specified in Section 9.01.

     (c) Seller hereby agrees to indemnify and hold the Buyer Indemnified Group harmless from and against any and all Losses in respect of (i) all income or franchise Taxes of or relating to any Company or the Purchased Assets for any taxable period ending on or before the Closing Date, (ii) all Taxes of any member of any affiliated, consolidated, combined or unitary group of which any Company is or was a member on or prior to the Closing Date, by reason of the liability of any such Company pursuant to Treasury Regulation Section 1.1502-6 (or any analogous provision of state, local or foreign Tax Law) and (iii) any and all liabilities for federal, state, local or foreign Taxes incurred as a result of any adjustment provided for in Section 2.02(c).

     Any claim for indemnity under this Section 9.02(c) may be made at any time prior to 60 days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (taking into account any extensions thereof, whether automatic or permissive).

     In the event of a conflict between the provisions of this Section 9.02(c), on the one hand, and the provisions of Section 9.02(a), on the other, the provisions of this Section 9.02(c) shall control.

     Section 9.03 Waiver of Other Representations.

     (a) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY INTERESTS, THE COMPANIES OR ANY OF THE PURCHASED ASSETS, OR ANY PART THEREOF, EXCEPT THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III AND ARTICLE IV AND THE LAST SENTENCE OF SECTION 6.13(g). IN PARTICULAR, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, (I) SELLER MAKES NO REPRESENTATION OR WARRANTY REGARDING ANY ENVIRONMENTAL MATTERS EXCEPT AS EXPRESSLY SET FORTH IN SECTION 4.12, (II) SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANIES OR THE PURCHASED ASSETS, AND (III) SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO INFORMATION PROVIDED TO BUYER IN RESPONSE TO QUESTIONS PRESENTED BY BUYER OR OTHER INFORMATION PROVIDED TO BUYER RELATING TO THE COMPANIES OR THE PURCHASED ASSETS; PROVIDED, THAT THIS SENTENCE SHALL NOT LIMIT THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III AND ARTICLE IV AND THE LAST SENTENCE OF SECTION 6.13(g).

     (b) EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, ARTICLE IV OR THE LAST SENTENCE OF SECTION 6.13 (g). AS OTHERWISE EXPRESSLY PROVIDED HEREIN, (A) SELLER’S INTERESTS IN THE COMPANIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE COMPANY INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND (B) SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANIES AND THE PURCHASED ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE) , RISKS AND OTHER INCIDENTS OF THE COMPANIES AND THE PURCHASED ASSETS.

     Section 9.04 Waiver of Remedies; Certain Limitations. Notwithstanding anything in this Agreement to the contrary:

     (a) the Parties hereby agree that, except for actual fraud, neither Party shall have any liability, and neither Party shall make any Claim, for any Loss or other matter, under, relating to or arising out of this Agreement or any other document, agreement, certificate or other matter delivered pursuant hereto, whether arising out of contract, tort, strict liability, other Law or otherwise, except as expressly set forth in Section 6.01(b), Section 8.01, Section 8.02, Section 10.05 and this Article IX. The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at Law or in equity;

     (b) NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, EXCEPT SUCH DAMAGES THAT ARE PAYABLE TO A THIRD PARTY WITH RESPECT TO A THIRD PARTY CLAIM FOR WHICH ANY PERSON IS SEEKING INDEMNIFICATION HEREUNDER;

     (c) in calculating any amount of Losses recoverable pursuant to Section 9.02(a) or Section 9.02(b), the amount of such Losses shall be (i) reduced by (A) any insurance proceeds actually received relating to such Loss, net of any related deductible and any expenses to obtain such proceeds, (B) any recoveries from third parties pursuant to indemnification (or otherwise) with respect thereto, net of any expenses incurred by the Indemnified Party in obtaining such third party payment and (C) the amount of any income Tax benefit actually recognized by the Indemnified Party or its Affiliates resulting from the incurrence or payment of such Losses, and (ii) increased by the amount of any additional income Tax cost actually incurred by the Indemnified Party or its Affiliates as a result of the receipt of such indemnity payments, grossed up for such increase (excluding for purposes of the calculations under this Section 9.04(c)(ii), (A) any Taxes imposed on income or gain resulting from the recapture of deductions or losses claimed by the Indemnified Party or its Affiliates, (B) any Taxes incurred as a result of the reduction in basis in the Purchased Assets resulting from the receipt of the indemnity payments, (C) any Taxes imposed on a transfer or deemed transfer of an indemnity payment among any of the Indemnified Party or its Affiliates, and (D) any Taxes imposed as a result of an indemnity payment being treated as additional consideration received for the Purchased Assets. The Parties agree to treat any indemnification payment pursuant to this Article IX as an adjustment to the Final Purchase Price for all Tax purposes unless otherwise required by applicable Law;

     (d) no Representative or Affiliate of Seller shall have any personal liability to Buyer or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement and no Representative or Affiliate of Buyer shall have any personal liability to Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Buyer in this Agreement;

     (e) no Person shall be entitled to indemnification under this Article IX if, on the Closing Date, such Person had Knowledge of the breach of representation, warranty, covenant or agreement with respect to which such Person is seeking indemnification under this Article IX;

     (f) the Parties shall have a duty to use commercially reasonable efforts to mitigate any Loss in connection with this Agreement;

     (g) Seller shall have no liability for any Losses that represent the cost of repairs, replacements or improvements which enhance the value of the repaired, replaced or improved asset above its value on the Closing Date or which represent the cost of repair or replacement exceeding the reasonable cost of repair or replacement; and

     (h) Buyer hereby releases, waives and discharges forever Seller and the Non-Company Affiliates from all present and future Claims and from all Losses, present and future, that are or may be attributable to the matters described in Section 9.02(b)(v), including cost recovery or contribution actions pursuant to Environmental Law.

     Section 9.05 Procedures for Indemnification.

     (a) Whenever a Claim shall arise for indemnification under Section 9.02 (other than under Section 9.02(b)(iv)), the Person entitled to indemnification (the “INDEMNIFIED PARTY”) shall promptly notify the Party from which indemnification is sought (the “INDEMNIFYING PARTY”) of such Claim and, when known, the facts constituting the basis of such Claim; provided, however, that in the event of a Claim for indemnification resulting from or in connection with a Claim by a third party, the Indemnified Party shall give such notice thereof to the Indemnifying Party not later than 10 Business Days prior to the time any response to the third party Claim is required, if possible, and in any event within 15 Business Days following receipt of notice thereof (provided, that failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually and materially prejudiced by such failure). Following receipt of notice of any such third party Claim, and unless counsel to the Indemnified Party shall have reasonably determined in good faith that the assumption of such defense by the Indemnifying Party would be inappropriate due to a conflict of interest, the Indemnifying Party shall have the option, at its cost and expense, to assume the defense of such matter and to retain counsel (not reasonably objected to by the Indemnified Party) to defend any such claim or legal proceeding, and the Indemnifying Party shall not be liable to the Indemnified Party for any fees of other counsel or any other expenses (except as expressly provided to the contrary herein) with respect to the defense of such Claim, other than reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. The Indemnified Party shall have the option of joining the defense of such Claim (which shall be at the sole cost and expense of the Indemnified Party) with counsel not reasonably objected to by the Indemnifying Party and counsel for each party shall, to the extent consistent with such counsel’s professional responsibilities, cooperate with the other party and any counsel designated by that party. In effecting the settlement or compromise of, or consenting to the entry of any judgment with respect to, any such Claim, the Indemnifying Party, or the Indemnified Party, as the case may be, shall act in good faith, shall consult with the other party and shall enter into only such settlement or compromise or consent to the entry of any judgment as the other party shall consent, such consent not to be unreasonably withheld, conditioned or delayed. An Indemnifying Party shall not be liable for any settlement, compromise or judgment not made in accordance with the preceding sentence.

     (b) Buyer shall promptly and diligently defend, prosecute or settle the matters described in Section 9.02(b)(iv) (including the defense of any members of the Seller Indemnified Group that are defendants or respondents with respect to such matters). If Buyer’s counsel shall have advised Buyer in writing, in which case Buyer shall deliver a copy to the Indemnified Party, or if the Indemnified Party reasonably believes, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel, the Indemnified Party may retain its own counsel with respect to such defense and Buyer shall pay the reasonable attorneys’ fees and expenses of counsel for such Indemnified Party. Buyer shall obtain the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, before entering into or making (or allowing the Companies to enter into or make), any settlement or compromise of the matters described in Section 9.02(b)(iv) if (i) such settlement or compromise does not include a full release of the Indemnified Party, (ii) such settlement or compromise includes any non-monetary remedy binding on the Indemnified Party or (iii) the Indemnified Party reasonably believes that Buyer will not have the ability to satisfy fully its obligations pursuant to Section 9.02(b)(iv) at the time of such settlement or compromise.

     (c) After the Closing Date, Seller and Buyer shall grant each other (or their respective designees), and Buyer shall cause the Companies to grant to Seller (or its designees), access at all reasonable times to all of the information, books and records relating to the Companies in its possession, and shall afford such party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate or defend any Claims arising under, this Agreement. Further, after the Closing Date, Buyer shall cause the Companies to grant to Seller (or its designees) the access and right to take extracts and make copies described in the preceding sentence for such other purposes as Seller may reasonably request.

ARTICLE X
MISCELLANEOUS

     Section 10.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, or mailed by registered or certified mail (return receipt requested) if and when received by, or sent via facsimile if and when received by, the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Seller, to:

Orion Power Holdings, Inc.
1000 Main Street, 12th Floor
Houston, Texas 77002
Attention: General Counsel
Facsimile: 713-537-7465

If to Buyer, to:

c/o Brascan Power Corporation
Suite 300, BCE Place
181 Bay Street , P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
Attention: Harry A. Goldgut
Facsimile: (416) 363-2856

and to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Simeon Gold, Esq.
Facsimile: (212) 310-8007

and

Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
Attention: Steven M. Peck, Esq.
Facsimile: (617) 772-8333

     Section 10.02 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 10.03 Assignment. This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of Law or otherwise, except that Buyer may assign its rights and obligations under this Agreement in whole or in part to any one or more direct or indirect Affiliates of Buyer, but no such assignment shall relieve Buyer of its obligations hereunder . This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     Section 10.04 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK.

     Section 10.05 Arbitration.

     (a) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, ANY DISPUTE OR NEED OF INTERPRETATION ARISING OUT OF THIS AGREEMENT SHALL BE SETTLED BY BINDING ARBITRATION IN ACCORDANCE WITH THE THEN CURRENT CENTER FOR PUBLIC RESOURCES RULES FOR NON-ADMINISTERED ARBITRATION IN EFFECT ON THE DATE OF THIS AGREEMENT (“CPR RULES”) BY THREE ARBITRATORS WHO HAVE NOT PREVIOUSLY BEEN EMPLOYED BY EITHER

PARTY, AND WHO DO NOT HAVE A DIRECT OR INDIRECT INTEREST IN EITHER PARTY OR THE SUBJECT MATTER OF THE ARBITRATION. EACH PARTY SHALL SELECT ONE ARBITRATOR AND THE CENTER FOR PUBLIC RESOURCES SHALL SELECT ONE ARBITRATOR, ALL IN ACCORDANCE WITH THE “SCREENED” APPOINTMENT PROCEDURES SET FORTH IN THE CPR RULES. UNLESS BOTH PARTIES AGREE OTHERWISE, ALL ARBITRATORS SHALL BE SELECTED FROM THE CPR NATIONAL PANEL OF DISTINGUISHED NEUTRALS. EITHER PARTY MAY INITIATE ARBITRATION BY WRITTEN DEMAND TO THE OTHER PARTY AND THE ARBITRATION SHALL BE CONDUCTED ACCORDING TO THE FOLLOWING: (i) EACH PARTY SHALL DIVIDE EQUALLY THE COST OF THE ARBITRATORS AND THE HEARING AND EACH PARTY SHALL BE RESPONSIBLE FOR ITS OWN EXPENSES AND THOSE OF ITS COUNSEL AND REPRESENTATIVES; (ii) EVIDENCE CONCERNING THE FINANCIAL POSITION OF THE PARTIES, ANY OFFER MADE OR THE DETAILS OF ANY NEGOTIATION PRIOR TO ARBITRATION AND THE COST TO THE PARTIES OF THEIR REPRESENTATIVES AND COUNSEL SHALL NOT BE ADMISSIBLE IN THE ARBITRATION; (iii) THE ARBITRATION SHALL BE GOVERNED BY THE SUBSTANTIVE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW RULES, AND BY THE FEDERAL ARBITRATION ACT, 9 U.S.C. 1-16 TO THE EXCLUSION OF STATE LAWS INCONSISTENT THEREWITH, AND JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED BY ANY COURT HAVING JURISDICTION THEREOF; (iv) UNLESS THE PARTIES OTHERWISE AGREE, THE ARBITRATION HEARING SHALL TAKE PLACE IN HOUSTON, TEXAS, OR AT SOME OTHER MUTUALLY AGREEABLE LOCATION AND THE HEARING SHALL TAKE PLACE WITHIN FOUR (4) MONTHS FROM THE DATE OF DEMAND FOR ARBITRATION; (v) THE PARTIES SHALL BE PERMITTED TO ENGAGE IN DOCUMENT AND DEPOSITION DISCOVERY, THE EXTENT OF WHICH SHALL BE DETERMINED BY THE ARBITRATORS; (vi) THE ARBITRATORS SHALL HAVE THE AUTHORITY TO DISPOSE OF A MATTER IN SUMMARY FASHION, AND TO GRANT INJUNCTIVE OR DECLARATORY RELIEF; (vii) THE ARBITRATORS SHALL SET FORTH IN WRITING AT THE TIME THEY RENDER THEIR AWARD , THE DETAILED FINDINGS OF FACT AND CONCLUSIONS OF LAW UPON WHICH THEIR AWARD IS BASED; (viii) UNLESS THE PARTIES OTHERWISE AGREE, THE ARBITRATION HEARINGS SHALL BE CONTINUOUS SUBJECT TO WEEKENDS, HOLIDAYS, OR OTHER DAYS TO BE MUTUALLY AGREED AND THE TOTAL DAYS OF HEARING SHALL NOT EXCEED TEN (10) HEARING DAYS PER PARTY; (ix) THE ARBITRATORS ARE NOT EMPOWERED TO AWARD DAMAGES IN EXCESS OF COMPENSATORY DAMAGES, AND EACH PARTY EXPRESSLY WAIVES AND FOREGOES ANY RIGHT TO PUNITIVE, EXEMPLARY OR SIMILAR DAMAGES UNLESS A STATUTE REQUIRES THAT COMPENSATORY DAMAGES BE INCREASED IN A SPECIFIED MANNER; (x) THE ARBITRATORS SHALL COMPILE A RECORD OF ALL PROCEEDINGS THAT INCLUDES ALL HEARINGS AND ALL EVIDENCE (INCLUDING, WITHOUT LIMITATION, EXHIBITS, DEPOSITION TRANSCRIPTS, AND AFFIDAVITS ADMITTED INTO EVIDENCE) IN THE ARBITRATION PROCEEDING; AND (xi) THE ARBITRATORS SHALL RENDER THEIR AWARD NO LATER THAN THIRTY (30) DAYS AFTER THE CONCLUSION OF THE HEARINGS . THE SUBMISSION OF POST-HEARING LEGAL BRIEFS SHALL BE SUBJECT TO THE DISCRETION OF THE ARBITRATORS , BUT IN

NO EVENT SHALL THE BRIEFS DELAY THE ARBITRATORS’ DECISION IN THIS MATTER. AN APPEAL MAY BE TAKEN UNDER THE CPR ARBITRATION APPEAL PROCEDURE FROM ANY FINAL AWARD OF AN ARBITRAL PANEL IN ANY ARBITRATION ARISING OUT OF OR RELATED TO THIS AGREEMENT THAT IS CONDUCTED IN ACCORDANCE WITH THE REQUIREMENTS OF SUCH APPEAL PROCEDURE. THE STANDARD OF REVIEW TO BE APPLIED TO THE ARBITRATORS’ FINDING OF FACT AND CONCLUSIONS OF LAW SHALL BE THE SAME AS THAT APPLIED BY AN APPELLATE COURT REVIEWING A DECISION OF A TRIAL COURT SITTING WITHOUT A JURY. UNLESS OTHERWISE AGREED BY THE PARTIES, THE APPEAL SHALL BE CONDUCTED BEFORE THE DISTRICT COURT FOR THE DISTRICT IN WHICH THE ORIGINAL ARBITRATION OCCURRED. THE PROCEDURES SPECIFIED IN THIS SECTION 10.05 SHALL BE THE SOLE AND EXCLUSIVE PROCEDURES FOR THE RESOLUTION OF DISPUTES BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT; PROVIDED, HOWEVER, THAT A PARTY MAY FILE A COMPLAINT TO SEEK A PRELIMINARY INJUNCTION OR OTHER PROVISIONAL JUDICIAL RELIEF, IF IN IT SOLE JUDGEMENT SUCH ACTION IS NECESSARY TO PRESERVE THE STATUS QUO PENDING APPOINTMENT OF AN ARBITRATOR. DESPITE SUCH ACTION, THE PARTIES WILL CONTINUE TO PARTICIPATE IN GOOD FAITH IN THE PROCEDURES SPECIFIED IN THIS SECTION 10.05. THE PARTIES AGREE THIS CONSTITUTES A CONSPICUOUS LEGEND.

     (b) EACH PARTY UNDERSTANDS AND AGREES THAT IT WILL NOT BE ABLE TO BRING A LAWSUIT CONCERNING ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT WHICH IS COVERED BY THE ARBITRATION PROVISION, OTHER THAN TO PRESERVE THE STATUS QUO PENDING ARBITRATION, TO COMPEL ARBITRATION, OR TO ENFORCE AN ARBITRATION AWARD, AND THAT THE ARBITRATION AWARD SHALL BE BINDING AND FINAL SUBJECT TO THE RIGHT OF APPEAL SET FORTH IN SECTION 10.05 REGARDING ARBITRATION.

     (c) WITH RESPECT TO ANY ACTION PERMITTED BY THIS SECTION 10.05, THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN NEW YORK, NEW YORK.

     Section 10.06 Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 10.07 Amendments; Extensions.

     (a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

     (b) At any time a Party may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the covenants or agreements of the other Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     Section 10.08 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder except as expressly provided otherwise in Section 6.01(b), Section 6.05, Section 6.09(d), Section 6.13 and Article IX.

     Section 10.09 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy (including any term or provision of Section 10.05), then such term or provision shall be severed from the remaining terms and provisions of this Agreement (including the remaining terms and provisions of Section 10.05), and such remaining terms and provisions shall nevertheless remain in full force and effect.

     Section 10.10 Seller Guarantor Guaranty. Seller Guarantor is a party to this Agreement solely for the purposes of this Section 10.10. In consideration of the transactions contemplated by this Agreement, the receipt and sufficiency of which is hereby acknowledged, Seller Guarantor hereby unconditionally and irrevocably guarantees payment and performance by Seller of the obligations of Seller under this Agreement, subject to any defenses of Seller. In no event shall the aggregate liability of Seller Guarantor and Seller arising under or related to this Agreement and the transactions contemplated hereby, whether based in contract, tort, strict liability, other Law or otherwise, exceed 50% of the Final Purchase Price. Capitalized terms used in this Section 10.10 shall have the meanings given to them in Appendix I to this Agreement. The provisions of Section 9.04(b) and the remaining Sections of this Article X are incorporated in this Section 10.10, mutatis mutandis, except that notices and other communications hereunder to Seller Guarantor shall be delivered to:

Reliant Energy, Inc.
1000 Main Street, 12th Floor
Houston, Texas 77002
Attention: General Counsel
Facsimile: 713-537-7465

     Section 10.11 Buyer Guarantor Guaranty. Buyer Guarantor is a party to this Agreement solely for the purposes of this Section 10.11. In consideration of the transactions contemplated by this Agreement, the receipt and sufficiency of which is hereby acknowledged, Buyer Guarantor hereby unconditionally and irrevocably guarantees Buyer’s payment in full, as and when due, of the Base Purchase Price and any amount payable by Buyer under Section 2.06(c), subject to any defenses of Buyer. For the avoidance of doubt, this is a guaranty of payment and not merely a guaranty of collection. In no event shall the aggregate liability of

Buyer Guarantor arising under or related to this Agreement and the transactions contemplated hereby, whether based in contract, tort, strict liability, other Law or otherwise, exceed 100% of the Final Purchase Price. Capitalized terms used in this Section 10.11 shall have the meanings given to them in Appendix 1 to this Agreement. This guarantee shall expire upon payment of the Final Purchase Price. The provisions of Section 9.04(b) and the remaining Sections of this Article X are incorporated in this Section 10.11, mutatis mutandis, except that notices and other communications hereunder to Seller Guarantor shall be delivered to:

Brascan Corporation
Suite 300, BCE Place
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
Attention: Harry A. Goldgut
Facsimile: (416) 363-2856

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ORION POWER HOLDINGS, INC.

By:	/s/ Daniel N. Hannon

Daniel N. Hannon
Senior Vice President - Finance and
Corporate Development

RELIANT ENERGY, INC.

By:	/s/ Daniel N. Hannon

Daniel N. Hannon
Senior Vice President - Finance and
Corporate Development

GREAT LAKES POWER INC.

By:	/s/ Harry Goldgut

Harry Goldgut
Co-Chairman and CEO

BRASCAN CORPORATION

By:	/s/ Brian Lawson

Brian Lawson
Senior VP and CFO

SIGNATURE PAGE
PURCHASE AGREEMENT

APPENDIX I
SECTION 1 - CONSTRUCTION

     (a) All Article, Section, Subsection, Schedules and Exhibit references used in this Agreement are to Articles, Sections, Subsections, Schedules and Exhibits to this Agreement unless otherwise specified. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

     (b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “includes without limitation” or “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein are in U.S. Dollars.

     (c) Time is of the essence in this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

     (d) Seller may, at its option, include in the Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Schedules shall constitute a disclosure for all purposes under this Agreement notwithstanding any reference to a specific Section, and all such information shall be deemed to qualify the entire Agreement and not just such Section.

     (e) Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

SECTION 2 - DEFINITIONS

     “1933 ACT” has the meaning set forth in Section 5.07.

     “AGREEMENT” has the meaning set forth in the introductory paragraph to this Agreement.

     “AFFILIATE” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership, trust or limited liability company, means direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company or of the beneficial interest in a trust.

     “AFFILIATE EMPLOYEE” has the meaning set forth in Section 6.13(c).

     “BASE PURCHASE PRICE” has the meaning set forth in Section 2.02(a).

     “BENEFIT PLAN” means: (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each plan that would be an employee benefit plan if it was subject to ERISA, such as a foreign plan or director plan, (c) each stock bonus, stock ownership, stock option, stock purchase, restricted stock, stock appreciation rights, phantom stock, or other stock or equity-related plan, program or arrangement (whether qualified or nonqualified), and (d) each pension, retirement, profit-sharing, bonus, deferred compensation, incentive compensation, change in control, severance, retention, sick leave, vacation, salary continuation, leave of absence, layoff, disability, hospitalization, medical, life insurance, accident, employee loan, educational assistance, scholarship, dependent care assistance, legal assistance, or cafeteria plan or arrangement; provided, however, that such term shall not include (1) routine employment policies and procedures developed and applied in the ordinary course of business and consistent with past practice, including wage policies, (2) workers compensation insurance, and (3) directors and officers liability insurance.

     “BENEFITS COMMITTEE” has the meaning set forth in Section 6.13(k).

     “BUSINESS DAY” means a day other than Saturday, Sunday or any day on which banks located in the State of New York and the State of Texas are authorized or obligated to close.

     “BUYER” has the meaning set forth in the introductory paragraph to this Agreement.

     “BUYER GOVERNMENTAL APPROVALS” has the meaning set forth in Section 5.03(c).

     “BUYER GUARANTOR” has the meaning set forth in the introductory paragraph to this Agreement.

     “BUYER INDEMNIFIED GROUP” means Buyer and Buyer’s Affiliates and their respective officers, directors, employees and agents.

     “BUYER SAVINGS PLAN” has the meaning set forth in Section 6.13(g).

     “CAPITAL EXPENDITURES” means expenditures for capital additions to or replacements of property, plant and equipment included in the Purchased Assets and other expenditures or repairs on property, plant and equipment included in the Purchased Assets that would be capitalized by the Companies in accordance with their normal capitalization policies, which is in accordance with GAAP.

     “CARR STREET” has the meaning set forth in the recitals to this Agreement.

     “CHANGE OF LAW” means the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law of or by any Governmental Authority which occurs subsequent to the Execution Date.

     “CHARTER DOCUMENTS” means with respect to any Person, the articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

     “CLAIM” means any demand, claim, action, investigation, legal proceeding (whether at law or in equity) or arbitration.

     “CLOSING” has the meaning set forth in Section 2.03.

     “CLOSING DATE” means the date on which Closing occurs.

     “CLOSING DATE INTERCOMPANY PAYABLES” means the aggregate amount of Intercompany Payables as shown on the schedule attached to the Estimated Purchase Price for purposes of calculating the Estimated Purchase Price or as calculated pursuant to Section 2.06 for purposes of calculating the Final Purchase Price.

     “CLOSING DATE INTERCOMPANY RECEIVABLES” means the aggregate amount of Intercompany Receivables as shown on the schedule attached to the Estimated Purchase Price for purposes of calculating the Estimated Purchase Price or as calculated pursuant to Section 2.06 for purposes of calculating the Final Purchase Price.

     “COBRA” means Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

     “CODE” means the Internal Revenue Code of 1986, as amended.

     “COLLECTIVE BARGAINING CONTRACT” means that certain Agreement between OPOS Coldwater and Local Union 97 of the International Brotherhood of Electrical Workers, AFL-CIO (effective February 8, 2001 through May 31, 2006), as the same has been amended from time to time.

     “COMMONLY CONTROLLED ENTITY” has the meaning set forth in Section 4.10(b).

     “COMPANIES” means collectively Erie, Carr Street, OPNY GP II, OPOS Coldwater and OPOS Carr Street (and, in the case of OPNY GP II, OPOS Coldwater or OPOS Carr Street, any successor thereto).

     “COMPANY CONSENTS” has the meaning set forth in Section 4.02 (a).

     “COMPANY INTERESTS” has the meaning set forth in Section 2.01.

     “COMPANY LIENS” has the meaning set forth in Section 6.08.

     “COMPANY PARTICIPANTS” means (a) the Continuing Employees and (b) all former employees of the Companies who, as of the Closing Date , are not employed by Seller or a Non-Company Affiliate and who have an account balance under either or both of the Seller Savings Plans.

     “COMPANY PERMITS” has the meaning set forth in Section 4.07.

     “COMPANY PLAN” means each Benefit Plan that is sponsored, maintained or contributed to by Seller or any Affiliate of Seller and which Benefit Plan provides benefits solely with respect to current or former directors, officers or employees of one or more of the Companies .

     “CONFIDENTIALITY AGREEMENT” has the meaning set forth in Section 6.12.

     “CONTINUING EMPLOYEE” means (a) each individual who is employed by the Companies as of the Closing (including each such individual who is on a vacation, sick, military, disability or other leave of absence) and (b) each Affiliate Employee who accepts an offer of employment from Buyer or an Affiliate of Buyer as provided in Section 6.13(c).

     “CONTRACT” means any contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement.

     “CPR RULES” has the meaning set forth in Section 10.05(a).

     “CREDIT RATING” means, with respect to any Person, each rating given to such Person’s long-term, unsecured, unsubordinated debt obligations not supported by third party credit enhancement by Standard & Poor’s or Moody’s, as applicable.

     “DEFECTS” has the meaning set forth in Section 7.02(d).

     “ENVIRONMENTAL LAW” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, requirement or agreement with any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

     “ERIE” has the meaning set forth in the recitals to this Agreement.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ESTIMATED PURCHASE PRICE” has the meaning set forth in Section 2.05(a).

     “ESTIMATED PURCHASE PRICE ALLOCATION” has the meaning set forth in Section 2.07.

     “EXECUTION DATE” has the meaning set forth in the introductory paragraph to this Agreement.

     “EXCLUDED ASSETS” has the meaning set forth in Section 6.06.

     “FACILITIES” has the meaning set forth in the recitals to this Agreement.

     “FEBRUARY 29 BALANCE SHEETS” has the meaning set forth in Section 4.04.

     “FEBRUARY 29 INTERCOMPANY PAYABLES” means the aggregate amount of Intercompany Payables as shown on the February 29, 2004 Balance Sheets.

     “FEBRUARY 29 INTERCOMPANY RECEIVABLES” means the aggregate amount of Intercompany Receivables as shown on the February 29, 2004 Balance Sheets.

     “FERC” means the Federal Energy Regulatory Commission.

     “FINAL PURCHASE PRICE” has the meaning set forth in Section 2.06(c).

     “FINAL PURCHASE PRICE ALLOCATION” has the meaning set forth in Section 2.07.

     “GAAP” means generally accepted accounting principles in the United States of America.

     “GOOD OPERATING PRACTICES” means, with respect to the Facilities, the practices, methods and acts generally engaged in or approved by a significant portion of the independent electric power industry in the United States for similarly situated facilities in the United States during a particular time period, or any of such practices, methods and acts, which, in the exercise of reasonable judgment in light of the facts known at the time a decision is made, would be expected to accomplish the desired result in a manner consistent with applicable Law, safety, and economy, and taking into consideration the requirements of this Agreement, the Material Contracts and the other Contracts affecting the operation of the business of the Companies. “Good Operating Practices” are not intended to be limited to the optimum practices, methods or acts, to the exclusion of all others, but rather to include a spectrum of possible practices, methods or acts generally acceptable in the region during the relevant period in light of the circumstances.

     “GOVERNMENTAL AUTHORITY” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets.

     “HAZARDOUS SUBSTANCE” means any substance presently listed, defined, designated or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, solid waste, or special waste, or that is otherwise regulated, under any Environmental Law.

     “HSR ACT” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     “INDEMNIFIED PARTY” has the meaning set forth in Section 9.05(a).

     “INDEMNIFYING PARTY” has the meaning set forth in Section 9.05(a).

     “INTELLECTUAL PROPERTY” means all of the rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) patents, including any reexaminations or reissues thereof, and patent applications, (ii) all trademarks, service marks, trade names, logos, service names, brand names, common law trademarks and service marks, Internet addresses, sites and domain names, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world, (iii) all copyrights and registrations and applications therefor, works of authorship and mask work rights and registrations and applications therefor, and (iv) trade secrets, confidential information, and confidential know-how, including but not limited to all confidential discoveries, concepts, ideas, research and development, know-how, designs, formulas, algorithms, ideas, improvements, graphs, drawings, reports, analyses, inventions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, databases and data collections (including without limitation, historical data), computer programs (whether in source code or object code or human readable form), customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.

     “INTERCOMPANY ADJUSTMENT AMOUNT” means the result of: (February 29 Intercompany Receivables - February 29 Intercompany Payables) - (Closing Date Intercompany Receivables - Closing Intercompany Payables).

     “INTERCOMPANY PAYABLES” means the aggregate amount of payables of the Companies to the Seller and the Non-Company Affiliates.

     “INTERCOMPANY RECEIVABLES” means the aggregate amount of receivables of the Companies from the Seller and the Non-Company Affiliates.

     “INTEREST RATE” means the prime per annum rate of interest as published by the Wall Street Journal.

     “INTEREST START DATE” has the meaning set forth in Section 2.02(b)(ii).

     “INTERIM PERIOD” means the period of time from the Execution Date until the Closing Date or termination of this Agreement.

     “INVESTMENT GRADE” means an entity having long term, unsecured, unsubordinated debt not supported by third party credit enhancement that is rated “BBB-” or higher by Standard & Poor’s, and “Baa3” or higher by Moody’s, and that in either case is not on negative credit watch.

     “IRS” has the meaning set forth in Section 4.09.

     “KNOWLEDGE” means, in the case of Seller, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule I-1, without inquiry, and in the case of Buyer, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule I-2, without inquiry.

     “LAWS” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

     “LIEN” means any mortgage, pledge, assessment, security interest, lien or other similar encumbrance.

     “LOSSES” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment).

     “MATERIAL ADVERSE EFFECT” means any change or event or effect that is or would reasonably be expected to be materially adverse to the business, results of operations, assets or condition (financial or otherwise) of the Companies, taken as a whole, in each case, except for any such change, event or effect resulting from or arising out of (a) changes in economic conditions generally or in the industry in which the Companies operate, (b) changes in international, national, regional, state or local wholesale or retail markets for electric power or fuel or related products including those due to actions by competitors, (c) changes in general regulatory or political conditions, including any acts of war or terrorist activities, (d) changes in national, regional, state or local electric transmission or distribution systems, (e) strikes, work stoppages or other labor disturbances, (f) increases in the costs of commodities or supplies, including fuel, (g) effects of weather or meteorological events, (h) any Change of Law, (i) any change in the financial condition or results of operations of a Company caused by the pending sale of such Company to Buyer, and (j) any actions to be taken pursuant to or in accordance with this Agreement (except in the case of clause (c) (as to acts of war or terrorist activities only) to the extent such changes, individually or in the aggregate, affect the Companies disproportionately).

     “MATERIAL CONTRACTS” has the meaning set forth in Section 4.08(a).

     “MOODY’S” means Moody’s Investors Services, Inc., and its successors.

     “NON-COMPANY AFFILIATES” means Affiliates of Seller other than the Companies.

     “OPNY CORPORATE REORGANIZATION” means the corporate reorganization of OPNY GP II described on Schedule 6.02.

     “OPNY GP” has the meaning set forth in the recitals to this Agreement.

     “OPNY GP II” has the meaning set forth in the recitals to this Agreement

     “OPNY LLC” has the meaning set forth in the recitals to this Agreement.

     “OPNY LP” has the meaning set forth in the recitals to this Agreement.

     “OPOS CARR STREET” has the meaning set forth in the recitals to this Agreement.

     “OPOS COLDWATER” has the meaning set forth in the recitals to this Agreement.

     “OPOS CORPORATE REORGANIZATION” means the corporate reorganization of OPOS Coldwater and OPOS Carr Street described on Schedule 6.02.

     “OPOS PARENT” has the meaning set forth in the recitals to this Agreement.

     “ORION POWER CAPITAL” has the meaning set forth in the recitals to this Agreement.

     “PARTIES” means each of Buyer and Buyer Guarantor, on the one hand, and Seller and Seller Guarantor, on the other hand.

     “PBGC” has the meaning set forth in Section 4.10(b).

     “PERMITTED EXCEPTIONS” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Buyer; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered and that are not resulting from a breach, default or violation by the Companies of any Contract or Law; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, provided that such regulations have not been materially violated; and (v) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially detract from the value of or materially interfere with the present use of any property subject thereto or affected thereby.

     “PERSON” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

     “PERSONAL PROPERTY LEASES” has the meaning set forth in Section 4.08(a)(xvi).

     “PROPERTY” means the real property on which a Facility is located, including easements and rights-of-way appertaining thereto.

     “PURCHASED ASSETS” means all of the assets of the Companies excluding the Excluded Assets.

     “REPRESENTATIVES” means officers, directors, employees, counsel, accountants, financial advisers or consultants of either Seller or Buyer, as applicable.

     “RETIREMENT PLAN” means the Erie Boulevard Hydropower, L.P. Pension Plan, as amended.

     “SELLER” has the meaning set forth in the introductory paragraph to this Agreement.

     “SELLER CONSENTS” has the meaning set forth in Section 3.03(b).

     “SELLER DOCUMENTS” means this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement.

     “SELLER ENTITIES” means Seller, OPNY LP, OPNY GP and OPOS Parent.

     “SELLER GOVERNMENTAL APPROVALS” has the meaning set forth in Section 3.03(c).

     “SELLER GROUP” has the meaning set forth in Section 6.09(a)(i).

     “SELLER GUARANTOR” has the meaning set forth in the introductory paragraph to this Agreement.

     “SELLER INDEMNIFIED GROUP” means Seller and Seller’s Affiliates and their respective officers, directors, employees and agents.

     “SELLER MARKS” has the meaning set forth in Section 6.04.

     “SELLER PLAN” means each Benefit Plan (other than the Company Plans) that is sponsored, maintained or contributed to by Seller or by any trade or business, whether or not incorporated, that together with Seller would be a “single employer” within the meaning of Section 4001(b) of ERISA.

     “SELLER SAVINGS PLANS” has the meaning set forth in Section 6.13(g)

     “SELLER’S DISCLOSURE SCHEDULE” means the schedules provided pursuant to Article III and Article IV.

     “SELLER’S POST-CLOSING ESTIMATE” has the meaning set forth in Section 2.06(a).

     “STANDARD & POOR’S” means Standard & Poor’s Ratings Group (a division of McGraw Hill, Inc.), and its successors.

     “SUPPORT OBLIGATIONS” has the meaning set forth in Section 6.05(a).

     “TAX” or “TAXES” means any income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, property, severance, excise and other taxes and charges, fees, imposts, levies, duties and assessments of any kind imposed by a Taxing Authority, including any interest, penalty or addition thereto, and any liability in respect of the foregoing payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

     “TAX ITEMS” has the meaning set forth in Section 6.09(a)(i).

     “TAX RETURNS” means any return, report or similar statement required or permitted to be filed with respect to any Taxes (including any attachments, Schedules of other supporting information and any amendment thereto) including any information return, claim for refund, amended return and declaration of estimated Tax.

     “TAXING AUTHORITY” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

     “TAX PROCEEDING” has the meaning set forth in Section 6.09(b).

     “TERMINATED CONTRACTS” has the meaning set forth in Section 6.07.

     “TERMINATION DATE” has the meaning set forth in Section 8.01(b)(i).

     “TITLE NOTICE” has the meaning set forth in Section 7.02(d).

     “TRANSFER TAXES” means all transfer, real property transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges, as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement, including any real property transfer Taxes imposed by the City of New York or by the State of New York.

     “UNION” has the meaning set forth in Section 6.13(b).

     “UPDATED REPORTS” has the meaning set forth in Section 7.02(d).

     “WELFARE BENEFITS” has the meaning set forth in Section 6.13(h).

EXHIBIT A

FACILITIES

Gas Plant

1.	Carr Street Generating Station

Hydroelectric Generating Stations

1.	Allens Falls

2.	Baldwinsville

3.	Beardslee

4.	Beebee Island

5.	Belfort

6.	Bennetts Bridge

7.	Black River

8.	Blake

9.	Browns Falls

10.	Chasm

11.	Colton

12.	Deferiet

13.	E. J. West

14.	Eagle

15.	East Norfolk

16.	Eel Weir

17.	Effley

18.	Elmer

19.	Ephratah

20.	Feeder Dam

21.	Five Falls

22.	Flat Rock

23.	Franklin Falls

24.	Fulton

25.	Glenwood

26.	Granby

27.	Hannawa

28.	Herrings

29.	Heuvelton

30.	High Falls

31.	Higley

32.	Hogansburg

33.	Hydraulic Race

34.	Inghams

35.	Johnsonville

36.	Kamargo

37.	Lighthouse Hill

38.	Lower Newton Falls

A-1

39.	Macomb

40.	Minetto

41.	Moshier

42.	Norfolk

43.	Norwood

44.	Oak Orchard

45.	Oswegatchie

46.	Oswego Falls East

47.	Oswego Falls West

48.	Parishville

49.	Piercefield

50.	Prospect

51.	Rainbow

52.	Raymondville

53.	Schaghticoke

54.	School Street

55.	Schuylerville

56.	Sewalls

57.	Sherman Island

58.	Soft Maple

59.	South Colton

60.	South Edwards

61.	Spier Falls

62.	Stark

63.	Stewarts Bridge

64.	Stuyvesant Falls

65.	Sugar Island

66.	Talcville

67.	Taylorville

68.	Trenton Falls

69.	Upper Newton Falls

70.	Varick

71.	Water port

72.	Yaleville

A-2